82-4436

Albaum & Associates

BARRISTERS AND SOLICITORS

366 BAY STREET, SUITE 800
TORONTO, CANADA
M5H 4B2

TELEPHONE: (416) 304-1932
TELECOPIER: (416) 304-0240
albaum_law@hotmail.com

November 27, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

03 DEC -5 AM 7:21

Dear Sirs:

Re: Ungava Minerals Corp. (the "Corporation")
<u>Your File Number 82-4436</u>

We enclose on behalf of the Corporation the following documents:

1. Press Release dated November 17, 2003
2. Material Change Report dated November 17, 2003.
3. Press Release dated November 26, 2003
4. Material Change Report dated November 27, 2003.
5. Insider Report of David Hynes.
6. Insider Report of Glen Gasparini
7. Insider Report of Allan Miller

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Should you have any questions in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,

ALBAUM & ASSOCIATES

Lorne H. Albaum

/bb

03037990

dlw 12/8

Enclosures

UNGAVA MINERALS CORP. November 17, 2003
Toronto, Ontario Issued and Outstanding: 18,246,610 Common Shares

UNGAVA MINERALS CORP. SEEKS FURTHER ARBITRATION AGAINST CANADIAN ROYALTIES INC.

Ungava Minerals Corp. ("Ungava") announces that it has delivered a notice to Canadian Royalties Inc. ("CRI") in which it claims an arbitration concerning CRI's breaches of fiduciary and other duties in failing to disclose relevant information and documentation to Ungava, in disclosing false and misleading information and documentation to Ungava and in allowing parties for which it is responsible to provide false and misleading evidence and testimony in the course of the 2002 arbitration proceeding between the parties.

Ungava in its Press Release dated September 22, 2003 informed shareholders of some recently discovered information ("New Evidence") relating to a Report prepared in 1998 regarding exploration of another mineral property in the course of which sampling occurred as a result of a trespass onto Ungava's property. The New Evidence which includes as well the fact that a false and misleading version of the said Report was produced by CRI in satisfaction of an undertaking given in the course of the 2002 arbitration will be relevant in the pending action in Ontario where Ungava has delivered a counterclaim and where CRI seeks to avoid having to respond by claiming *res judicata* in respect of the 2002 Arbitration Award (the "Strike Motion"). Ungava's application to have the New Evidence admitted has been denied, erroneously in Ungava's submission and Ungava is seeking leave to appeal the decision not to admit the New Evidence on the Strike Motion.

The New Evidence is also relevant to the question of whether the Quebec Superior Court will consider it a reason to annul the Homologation Order of that Court which gives authority to the 2002 Arbitration Award. Ungava has filed a petition for such annulment. The New Evidence will be relevant on the Strike Motion in the Ontario action whatever the outcome of the petition for annulment. Annulment of the Homologation Order would merely set aside the Arbitration Award and not provide any redress to Ungava for CRI's breaches of duty relating thereto.

CRI has claimed arbitration to obtain the vesting of a 70% interest in Ungava's property for reason of its expenditures on the property ("Arbitration #2"). The New Evidence is not relevant to the issue in Arbitration #2. Accordingly, as the New Evidence is probative of a series of breaches of fiduciary and other duties by CRI which have given rise to harm, on Friday November 14, 2003, Ungava gave notice to CRI of arbitration ("Arbitration #3") in which it claims relief for such breaches, including the termination of the Option Agreement of January 12, 2001.

Attached to the Material Change Report to be filed in connection with this Press Release will be the decisions of Master Haberman and Justice Spiegel regarding Ungava's motion

for admission of the New Evidence to be heard in the Strike Motion, the Notice of seeking leave to Appeal, and the Notice of Arbitration dated November 14, 2003.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

- 30 -

MATERIAL CHANGE REPORT

UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
UNDER SECTION 81(2) *SECURITIES ACT* (NOVA SCOTIA)
UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)
UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

Item 1 – Reporting Issuer

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

November 26, 2003

Item 3 – News Release

A press release providing a litigation update was issued on November 26, 2003 through Infolink Communications.

Item 4 – Summary of Material Change

The Reporting Issuer has filed a responding affidavit in the Ontario Action in connection with a motion brought by Robert Wares and Cygnus Consulting Corp. in connection with which Robert Wares has filed an affidavit. The Reporting Issuer has transferred a 70% interest in the Ungava Property to Canadian Royalties Inc. in accordance with the Agreement dated January 12, 2001, pursuant to a Memorandum of Agreement dated 25 November 2003, which reserves the Reporting Issuer's rights to continue to seek to set aside the said Agreement for cause.

Item 5 – Full Description of Material Change

Attached hereto are the following:

Schedule A – Full Text of Press Release
Schedule B – Affidavit of Robert Wares
Schedule C – Affidavit of Glen Erikson
Schedule D – Arbitration Award
Schedule E – Memorandum of Agreement

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act(Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the S*ecurities Act* (Québec)

Not applicable

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

The name of a Senior Officer of the Reporting Issuer who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 27th day of November, 2003.

Signed: "Lorne H. Albaum"

Lorne H. Albaum
President,
UNGAVA MINERALS CORP.

SCHEDULE "A"

UNGAVA MINERALS CORP. November 26, 2003
Toronto, Ontario Issued and Outstanding: 18,246,610 Common Shares

LITIGATION UPDATE

Ungava Minerals Corp. ("Ungava") wishes to advise that Robert Wares, for himself and Cygnus Consulting Corp., has brought a motion in the pending Ontario litigation to be excluded from the Counterclaim made by Ungava. Wares had files an affidavit in support dated November 3, 2003 to which Glen Erikson has responded. Both affidavits will be attached to the Material Change Report filed in connection with this press release.

Ungava also wishes to advise that CRI has produced a Report prepared by Strathcona Minerals Services Limited regarding CRI's expenditures on the Ungava Property. That Report credibly informs Ungava that direct field costs of $4,905,500 have been incurred by CRI to date on the Ungava Property. Accordingly, CRI is, pursuant to the terms of the Agreement of January 12, 2001, entitled to be vested in a 70% interest in the Ungava Property and Ungava has so agreed in a Memorandum of Agreement dated 25 November 2003, which reserves Ungava's rights to continue to act to set aside the said Agreement of January 12, 2001 for cause.

The Strathcona Report also indicates that as at December 31, 2002 CRI had spent $1,586,000 in direct expenditures on the Ungava Property. Accordingly, Ungava concludes that CRI's demand for vesting of the 70% interest in 2002 was not timely, nor was CRI entitled to vesting at the time CRI called for arbitration in this regard. The Memorandum of Agreement and Award of the Arbitrator in this regard will be attached to the Material Change Report to be filed in connection with this press release as well.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

SCHEDULE "B"

Court File No. 03-CV-244125CM2

ONTARIO
SUPERIOR COURT OF JUSTICE

BETWEEN:

CANADIAN ROYALTIES INC.

Plaintiff

- and -

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.

Defendants

BETWEEN:

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.

Plaintiff by Counterclaim

- and –

GLEN MULLAN, BRUCE DURHAM, THOMAS OBRADOVICH, JENNIER BOYLE, GLEN SCHLYTER, JAMES MUNGALL, ROBERT WARES, CYGNUS CONSULTING INC., UNIVERSITY OF TORONTO and CANADIAN ROYALTIES INC.

Defendants to the Counterclaim

AFFIDAVIT OF ROBERT WARES
(sworn November 3, 2003)

I, Robert Wares, of the City of Montreal, in the Province of Quebec, MAKE OATH AND SAY:

1. I am the former president and shareholder of the Defendant by Counterclaim, Cygnus Consulting Inc. ("Cygnus"). At present I am a Consulting Geologist and General Manager at Cygnus. I am also a Defendant by Counterclaim. As such I have knowledge of the matters deposed to herein and where my knowledge is based on information and belief, I have identified the source of my information and do verily believe it be true.

The Parties

2. Cygnus is a Montreal-based mineral exploration consulting company incorporated in 1996 in the Province of Quebec.

3. I am a geologist and I live in Montreal, Quebec.

4. The Plaintiff by Counterclaim, Ungava Mineral Exploration Inc. ("Ungava Exploration") is a corporation incorporated pursuant to the laws of the Province of Quebec. I have been advised by my counsel, Luisa Ritacca ("Ms. Ritacca") and verily believe that Ungava Exploration's registered office is in Quebec City, Quebec.

5. The Plaintiff by Counterclaim Ungava Minerals Corp. ("Ungava Corp.") is a corporation continued pursuant to the laws of Canada. Ms. Ritacca has advised me that its registered office is in Toronto, Ontario.

6. Ungava Exploration is a wholly owned subsidiary of Ungava Corp. (collectively, "Ungava").

7. The Defendant by Counterclaim, Canadian Royalties Inc. ("CRI") is a publicly traded Canadian junior mining exploration company. It was incorporated under the laws of the Province of Alberta, and continued as a federal company. Both its head office and exploration office are located in Val D'or, Quebec.

8. The Defendants by Counterclaim, Glenn Mullan, Thomas Obradovich, Jennifer Boyle, Glen Schlyter and Bruce Durham are all directors and/or employees of CRI. I will collectively refer to these Defendants by Counterclaim and CRI as the "CRI Defendants".

9. James Mungall ("Dr. Mungall") and University of Toronto are also Defendants by Counterclaim. I will collectively refer to them as the "Mungall Defendants".

High North Resources Inc. ("High North")

10. In or about 1997, High North had an option on the Property from Ungava. High North hired Cygnus to manage and execute an exploration program on property owned by Ungava in northern Quebec ("the Property"). Throughout that time period, Cygnus personnel, including myself, performed exploration work and collected samples and provided High North with technical reports of our findings.

11. At the time I performed the work on the Property, I had no contractual or other relationship with Ungava. While Ungava was always provided with a copy of our reports, we were hired by and reported only to High North

12. I did not visit the Property after 1997.

The 2001 Report

13. In or about 2001, I was asked to provide CRI with access to the exploration data I had collected on the Property.

14. Shortly, thereafter, I was asked to prepare a technical report ("2001 Report") for CRI, which was essentially a summary of the reports about the Property that I had prepared for High North in 1997, with added results from recent Platinum Group Minerals ("PGM") assays on core pulps from the 1997 program. Attached hereto and marked as Exhibit "A" is a copy of the 2001 Report, dated June 21, 2001.

15. The 2001 Report also included some data regarding an exploration site situated just north of the Property. As I understand it, CRI had obtained an exploration permit for this site and had retrieved some samples ("the Phoenix Property").

16. I have never visited the Phoenix Property. The data on the Phoenix Property that is referred to in the 2001 Report was provided to me by CRI.

17. I was commissioned by CRI to prepare the 2001 Report. At no time did I have any contractual or other obligations to Ungava.

Nature of the Counterclaim

18. The claims set out in the Counterclaim by Ungava flow from an Agreement dated January 12, 2001, between CRI, Ungava and others relating to the transfer of certain mining interests with respect to the Property. Attached hereto as Exhibit "B" is a copy of the Counterclaim, served upon me on September 3rd, 2003.

19. Among other things, Ungava pleads in its Counterclaim that I was aware of an alleged conspiracy by CRI and others to deliberately withhold relevant information about the potential mining opportunities on the Property. Ungava pleads that I became aware of the alleged conspiracy in 2001, during my preparation of the 2001 report. I have never been aware of any such conspiracy by CRI or nay of the other Defendants by Counterclaim.

20. In particular, Ungava pleads that during my preparation of the 2001 Report, I discovered that CRI and/or other CRI Defendants trespassed on the Property, sometime in 2000, to obtain rock samples. Ungava alleges that these mineralized samples establish that the mining potential on the Property is very significant (i.e. high levels PGM).

Ungava alleges that it was not told of this discovery prior to entering into its Agreement with CRI.

21. As I have stated above, I have no knowledge of the conduct alleged by Ungava against CRI, the CRI Defendants and the Mungall Defendants. In preparing the 2001 Report, I was provided with data regarding rock samples taken from the Phoenix Property by CRI, and had no reason to believe that rock samples had been taken from the Property.

22. I understand that these issues now being raised in the Counterclaim are identical to the issues raised in an Arbitration which proceeded in August 2002, between Ungava and CRI.

23. Further, I understand that many of the allegations raised in the Counterclaim, and in particular those relating to alleged conspiracy and my participation therein, are inconsistent with the findings made by the Arbitrator following the August 2002 Arbitration. Attached hereto as Exhibit "C" is a copy of the Arbitration Award, dated October 31st, 2002.

24. In particular, I understand that the arbitrator found that there was not sufficient evidence to establish that any of the CRI Defendants had in fact trespassed on the Property or collected samples. Further, I understand that the arbitrator found that the new information included in the 2001 Report came from data collected by CRI on the Phoenix Property.

25. Cygnus and I were not parties to the Arbitration. I was not called to testify by either Ungava or CRI with respect to the 2001 Report or to my earlier work on the Property.

26. As set out above I was served with the Counterclaim on September 3, 2003. I am a resident of Montreal, Quebec and Cygnus carries out its business in the Province of Quebec.

27. The work I performed in 1997 for High North and the subsequent work I performed for CRI, which led to the preparation of the 2001 Report, was conducted in the Province of Quebec. All of my dealings with High North, CRI and Ungava have been in Quebec.

28. I make this affidavit in support of the relief sought in the notice of motion and for no other purpose.

SWORN BEFORE ME at the City of
Montreal, in the Province of Quebec
on November 3, 2003

______________________________	"Robert Wares"
Commissioner for Taking Affidavits	Robert Wares

SCHEDULE "C"

Court File No: 03-CV-244125CM2

ONTARIO
SUPERIOR COURT OF JUSTICE

B E T W E E N:

CANADIAN ROYALTIES INC.,

Plaintiff

- and -

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Defendants

AND BETWEEN:

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.,

Plaintiffs by counterclaim

- and -

GLEN MULLAN, BRUCE DURHAM, THOMAS O'BRADOVICH,
JENNIFER BOYLE, GLEN SCHLYTER, JAMES MUNGALL,
ROBERT WARES, CYGNUS CONSULTING INC.,
UNIVERSITY OF TORONTO and CANADIAN ROYALTIES INC.,

Defendants by counterclaim

RESPONDING AFFIDAVIT OF GLEN ERIKSON TO THE MOTION BROUGHT BY THE DEFENDANTS BY COUNTERCLAIM, ROBERT WARES AND CYGNUS CONSULTING INC., TO STAY THE ACTION
(Sworn November 24, 2003)

I, GLEN ERIKSON, of Nassau, Bahamas, MAKE OATH AND SAY AS FOLLOWS:

1. I am a consultant to the defendants and plaintiffs by counterclaim, Ungava Mineral Exploration Inc. and Ungava Minerals Corp. (hereinafter collectively referred to as "UMC"). Prior to being a consultant to UMC, I was at all material times the President of Ungava Minerals Corp., and Ungava Mineral Exploration Inc. Accordingly, I have personal knowledge of the matters set out below, expect where stated to be based on information and belief, in which case, I have named the source of my information and verily believe such advice to be true.

2. This affidavit is filed in response to a motion brought by the defendants by counterclaim, Robert Wares and Cygnus Consulting Inc. (collectively referred to as "Wares"), to stay or dismiss the counterclaim as against them. The motion brought by Wares ("Wares Motion") is similar to the motion brought by the plaintiff ("CRI") and defendants by counterclaim, Glen Mullan, Bruce Durham, Thomas O'Bradovich, Jennifer Boyle, and Glen Schlyter and the motion brought by the defendants, James Mungall and the University of Toronto, to stay the counterclaim. In response to the latter two motions, I filed an affidavit sworn on July 18, 2003 ("Erikson July Affidavit"), and I incorporate herein by reference, all of the statements and exhibits referred to in the Erikson July Affidavit. In addition, affidavits of Lorne Albaum sworn July 18, 2003 and of George Pollack sworn July 17, 2003 already filed will be relied upon by UMC in the Wares Motion.

3. I intend to use terms as defined in the Erikson July Affidavit.

Additional Evidence Offered in Support of UMC's Position that the Arbitration Award Ought not to be applied to stay the Counterclaim

4. In the affidavit of Robert Wares, sworn on the 3rd day of November, 2003, and in the grounds set out in the Wares notice of motion seeking a stay or in the alternative, dismissal of the UMC counterclaim, Wares seeks to shelter behind the findings made in the Arbitration Award ("Award"), offering it as a complete bar to the allegations and claims made by UMC against it in the counterclaim.

5. In the Erikson July Affidavit, the Albaum affidavits and Pollack affidavit, it is clearly demonstrated, why the Award ought not to be given any weight by this Court. The procedure by which the Award was arrived at constituted a denial of natural justice and the findings by the Arbitrator, particularly that the Mullan Trespass had not occurred on UMC Property (as it was then constituted prior to June 2001), was egregious and unsupported by any evidence tendered at the Arbitration hearing. Further, it was a finding directly contradicting the clear, consistent and cogent evidence led by Mullan and Durham at the said hearing.

6. Further facts have recently been discovered by UMC which provide additional reasons why no weight should be given to the Award. As will be more fully described below, there is now a legitimate concern that full and adequate disclosure was not provided by CRI to UMC and the Arbitrator in the 2002 Arbitration proceeding, which gave rise to

the Award. It is apparent that relevant documentation and information was withheld from UMC and the Arbitrator by CRI in an effort to prevent the discovery of significant evidence, which would have entirely changed the focus of the hearing.

7. It is now apparent that documents produced by CRI in connection with the Arbitration proceeding of 2002 were incomplete and that what was omitted, was material to the "trespass" issue at the said hearing. Had complete documentation, including the omitted information been before the Arbitrator, the Arbitrator would likely have decided that the September 2000 Trespass by Mullan onto the Ungava Property had occurred and had occurred intentionally. CRI's failure to provide full and adequate disclosure on production in the Arbitration proceeding and the withholding of vital evidence from the Arbitrator, justifies this Court giving no weight to the Award and ordering the defendants by counterclaim to answer the Counterclaim.

8. NovaWest Resources Inc. ("NovaWest"), the holder of mineral property Permit 1079, caused exploration work to be carried out in the summer of 1998 which resulted in sampling occurring on Permit 970, the Property of Ungava (as it was then constituted). Reference to the "UMC Property" or "Ungava Property" shall include, unless otherwise indicated reference to Permit 970 and comprised mining claims. I intend to demonstrate:

a) that the 1998 exploration work carried out for NovaWest discovered the existence of valuable mineralization, including PGM, on UMC's Permit 970;

b) that Todd Keast, employed by the contractor doing the work for NovaWest (at the insistence of Mullan), did the 1989 sampling on Permit 970;

c) that that discovery was referred to, falsely, in the text of a report prepared in November 1998 by P. Fischer & Associates ("Fischer") (The "Fischer Report") as being located on Permit 1079;

d) that the Fischer Report was intended to be deceptive;

e) that the Fischer Report, including its maps, was used by CRI to guide Mullan to the place of the September 2000 trespass and the sampling by Mullan on the UMC Property;

f) that pursuant to an undertaking to produce given on examination of Bruce Durham in the 2002 Arbitration proceeding, CRI supplied a version of the Fischer Report which had been edited to suppress maps which indicate that the Todd Keast sampling had not occurred on Permit 1079, as stated in the text, but rather had occurred off Permit 1079;

g) that had the suppressed Fischer Report maps been disclosed to UMC and the Arbitrator, or had the maps otherwise been discovered by UMC and presented into evidence at the Arbitration hearing, it is reasonable to suppose that the Award would have found that CRI was guilty of an intentional trespass onto the UMC

Property and sampling thereof in 2000 which had been concealed from UMC during its negotiation of the January 12, 2001 Agreement.

Background: Additional Parties And Property Description

9. Prior to CRI acquiring by staking the exploration rights to the area known as the Phoenix Property, being Permit 1608 on October 24, 2000, that area comprised the westerly portion of a property known as the Expo-East property, being Permit 1079, which was optioned until it lapsed, to NovaWest. The westerly portion of Expo-East, was contiguous to the UMC Property, being immediately north and east of the UMC Property as can be seen from the maps prepared by or on behalf of the Quebec Ministry of Energy and Resources (the "Ministry") as No. 35H/11 made as of July 10, 1997, and as of January 25, 1999, copies of which are attached hereto and marked as **Exhibits "A"** and **"B"** respectively.

NovaWest

10. The Expo-East property Permit 1079 was apparently owned by 2973090 Canada Inc. a corporation controlled by Mullan and had been optioned to NovaWest. In August 2000 Permit 1079 lapsed. During the term of the option, NovaWest commissioned exploration programs in 1997 and 1998 on the Expo-East property, Permit 1079.

Todd Keast

11. I am informed by Pat O'Brien ("O'Brien"), President of NovaWest (and do verily believe) that Todd Keast ("Keast") a geologist, gained extensive knowledge of the geology of what became the Phoenix Property and the Wedge portion of the UMC Property by participating in the 1998 exploration program conducted for NovaWest on the Expo-East property by Peter Fischer. I am further informed by him that Keast was inserted into the 1998 field crew at the insistence of Mullan. In addition, Keast participated in the drilling and exploration work carried out by CRI on the Wedge portion of Permit 970 in the summer of 2001 and authored the Assessment Report on the South Trend Group of Properties for CRI dated November 12, 2002 which contained information concerning the 2001 and 2002 CRI exploration programs on the UMC Property, including the Wedge acreage. He also co-authored a Report with respect to the 1999 exploration program carried out by Anglaumaque Explorations Inc. (a company which I believe is controlled by Mullan, on properties near the UMC Property. Accordingly, it appears that Keast, who according to O'Brien and Fischer resides in Timmins and is a long time associate of Bruce Durham, has been associated with Mullan continuously since at least 1998.

Sampling and Prospecting Work carried out by Fischer for NovaWest Resources in the Summers of 1997 and 1998

12. In the summer of 1997, Peter Fischer carried out a reconnaissance field program for NovaWest examining a number of properties, including the Expo-East property. A copy of the Report prepared by Fischer regarding the summer 1997 exploration program (the

"1997 Fischer Report") is attached hereto as **Exhibit "C"**. This Report was one of the reports produced by CRI to UMC on or about July 4, 2002 pursuant to an undertaking that CRI's counsel gave at Durham's examination for discovery held on June 27, 2002 in the 2002 Arbitration (the undertaking is referred to as "Undertaking - 2").

13. The 1997 Fischer Report (see page 50) reports that Fischer had ascertained that a second type of mineralization, essentially as described in paragraph 18 of the Erikson July Affidavit, was present on the Expo-East property. This report was filed with the Ministry of National Resources after which it became available to the public. This Report and its contents were unknown to Ungava prior to 2002.

14. In the summer of 1998, Fischer carried out further exploration work on the Expo-East property, for NovaWest. The Report regarding the 1998 exploration program is referred to as the "Fischer Report" is attached hereto as **Exhibit "D"**. It reports that in the summer of 1998, valuable mineralization, including PGM, was discovered. While the text of the Fischer Report falsely states repeatedly that the discovery was made in the southwestern portion of Permit 1079, the Expo-East property, the maps accompanying the text being figures 6 to 13, disclose that the sampling was actually done off Permit 1079 and to the south of that Permit. The identity of the Permit, if any, adjacent to Permit 1079 where the sampling occurred is not provided in the Fischer Report. The Fischer Report was not known to Ungava prior to a version of same being produced by CRI in 2002. If one consulted a government prepared claim map, one can determine that the 1998 sampling actually occurred on UMC's Property, Permit 970. It has recently

been discovered by UMC that the copy of the Fischer Report produced by CRI to UMC in satisfaction of its undertaking in 2002 omitted the maps, labeled Figure 6 through 13, and the two pages of "Table of Contents", though the version of the Fischer Report produced by CRI bore labels to indicate that it was a copy of the Fischer Report as filed with the Ministry, which is complete. By suppressing the said maps and Table of Contents, CRI assured that UMC and the Arbitrator would be deceived by the false information given in the text as to where the 1998 discovery had been made. When UMC in late August 2003, secured copies of the Fischer Report, Exhibit "D", directly from the Ministry, it learned for the fist time that the version of the Fischer Report supplied by CRI pursuant to its 2002 Arbitration proceeding undertaking was incomplete. The version of the Fischer Report delivered by CRI in partial satisfaction of undertaking U-2 on July 4, 2002 is attached hereto and marked as **Exhibit "E"**. (The report found in the records of the Ministry attached as Exhibit "D" is sometimes referred to as the "Official Fischer Report"). The Official Fischer Report contains two table of contents pages, which include reference to a list of figures ("maps"). The version of the Fischer Report produced by CRI to UMC by way of undertaking contains the maps, which are Figures 1 through 5 and omits the balance of the maps, Figures 6 through 13. It also did not contain the table of contents pages. Accordingly, Exhibit "E" appears to be intentionally modified by CRI for the purpose of deceiving UMC and the Arbitrator as only those pages which would contribute to the possibility of a suspicion arising that the text of the Fischer Report was not true, were omitted, and nothing else.

15. The copy of the Official Fischer Report obtained from the Ministry contains maps not in

the version produced by CRI which diametrically contradict the narrative and text of the Fischer Report, specifically as to where Keast did the sampling in 1998 which resulted in the reported discovery. The said maps showed the location of the exploration work in relation to the boundaries of Permit 1079, and clearly show the sampling as having been done off Permit 1079.

16. A comparison of the maps suppressed by CRI and the government claim maps, Exhibits "A" and "B" discloses that the locations from which the 1998 samples were obtained, samples identified as being obtained by Keast and labeled TK085 through TK091 in the Fischer Report, were in fact taken from UMC's Property. I come to this conclusion on the basis of the following:

a) Figures 6 through 13 which were included in the Official Fischer Report were omitted from the falsified version of the Fischer Report, Exhibit "E", produced by CRI in 2002. Those maps, and in particular, Figure 6, disclose that the sites from which the relevant samples were taken were in fact all located south of the Permit 1079 boundary and in an area which one may determine from a government prepared claim map is on Permit 970, the UMC Property;

b) Filed together with this Affidavit is the Affidavit of Jack Charlton sworn September 23, 2003, ("Charlton") (referred to as the "Charlton Affidavit") a geologist employed by UMC. That Affidavit refers to a report dated September 17, 2003, a copy of which is attached hereto as **Exhibit "F"** (referred to as the

"Second Charlton Report") (that report which Charlton in the Charlton Affidavit deposes as being true). Charlton has previously prepared another Report ("Report") which is attached as Exhibit "A" to the affidavit of Lorne Albaum sworn on July 18, 2003 and filed on behalf of UMC in these proceedings. In the second Charlton Report, Charlton compares the UTM co-ordinates given for sampling carried out in 1998 by Keast in connection with samples TK085 through TK091 as set out in the Official Fischer Report, Exhibit "D" and finds they cluster in an area proximal to the location of the CRI diamond drill location TK01-1, as indicated by UTM co-ordinates for same found in the Plante Report. In the Erikson July Affidavit and Pollack Affidavit filed on behalf of UMC, it has been stated that, at the Arbitration hearing Durham testified that the location of the September 2000 Mullan Trespass and sampling was the same as the location CRI 2001 drill hole TK01-1 which was meant to undercut the area where Mullan had sampled in September 2000. In the Report, Charlton reports CRI diamond drill hole TK01-1 as being situate south of the northern boundary of Permit 970 and well within the UMC Property. In the second Charlton Report, Charlton compares the UTM co-ordinates given in the Plante Report for the drill hole TK01-1, UTM readings taken by himself in the field and the UTMs provided in the Official Fischer Report Exhibit "D" to identify the location of Keast's sampling in 1998 (samples TK085-TK091). Charlton concludes that Keast obtained samples TK085 to TK091 in 1998 on the UMC Property and consequently committed a trespass onto the UMC Property. In addition, the locations where that trespass and sampling occurred in 1998 cluster in the location

of the September 2000 Mullan Trespass, because that is the place which was subsequently drilled by CRI diamond drill hole TK01-1 in 2001, according to the 2002 Arbitration hearing testimony of both Mullan and Durham.

c) In or about mid-September 2003 I spoke by telephone to both O'Brien the president of NovaWest and Fischer, author of Exhibits "C" and "D". Fischer has acknowledged to me (and I do verily believe) that a trespass did in fact occur in 1998 onto the UMC Property when the samples TK085 to TK091 were obtained by Keast. Fischer also acknowledged that the text of Exhibit "D" is misleading and intentionally so, for the purpose of promoting NovaWest and getting assessment credit for the cost of the Keast sampling.

17. Had the particulars of the 1998 Keast trespass and discovery been known to UMC and had the Fischer Report been properly produced by CRI in the course of the Arbitration proceeding, the 2002 Arbitration hearing would have not proceeded on the basis of the central issue being whether or not Mullan had trespassed onto Permit 970 in September 2000 when he did the sampling reported in the Wares 2001 Report, but rather would have proceeded on the basis of the central issue being whether or not Mullan had committed an intentional trespass onto Permit 970 in September 2000 for the purpose of confirming for himself the sampling results obtained in 1998 by Keast on the UMC Property. UMC had no knowledge at the time of optioning of UMC Property to CRI or during the Arbitration hearing of the Keast 1998 trespass onto and sampling of Permit 970 at a place resampled by Mullan in September, 2000 and then diamond drilled by CRI in 2001 by diamond drill

hole TK01-1. Had the truth about the 1998 sampling by Todd Keast been known and had the true version of the Fischer Report been known, the onus at the Arbitration hearing would have shifted to CRI to prove that it had not made an intentional trespass into Permit 970 in September, 2000 to confirm the correctness of the Keast 1998 sampling results reported in the Fischer Report.

CRI and Mullan used the official Fischer Report to execute the Mullan Trespass in 2000

18. I believe that Mullan and CRI had knowledge of the Official Fischer Report Exhibit "D" in September 2000 and relied upon it to carry out the 2000 Mullan Trespass and sampling. I believe this to be true on the following grounds:

a) The Official Fischer Report was publicly available from the Ministry after it was filed in late 1998;

b) Mullan's testimony at the 2002 Arbitration hearing was that in September 2000 he flew by helicopter and landed at a place which he sampled and then left. This is consistent with Mullan knowing the UTM co-ordinates of where he wished to sample and is not consistent with normal prospecting methods. Mullan also testified that he made no record of the location of his sampling. No such record would be necessary if he was relying and would in the future rely on the UTM co-ordinates found in the Fischer Report for the Keast 1998 sampling, which sampling Mullan repeated to confirm its correctness.

c) Mullan at his examination for discovery held on June 19, 2002 in the 2002 Arbitration proceeding, explained that he actively monitored publicly available reports of exploration on properties in the Ungava Trough area, which would include Permit 970 and Permit 1079; (Transcript of the Mullan examinations for discovery, p. 54, ques 201: Attached at Tab I to my first affidavit). For this reason, it is highly probable that Mullan and CRI would have obtained and closely reviewed the Official Fischer Report. At trial it will be possible to lead evidence as to which parties have obtained copies of the Official Fischer Report from the Ministry. Further, Mullan would have a keen interest in all data and reports generated in connection with the Expo-East property, as he had a property interest therein.

d) I am advised by O'Brien that Keast, who worked on the 1998 field program on the Expo-East property, was inserted into the field crew at the insistence of Mullan. This insistence displays Mullan's interest in the Expo-East property.

e) The CRI press release issued in January 2001, referred to previously located PGM occurrences in the vicinity of Permit 970. This reference was purportedly to exploration work done on the Expo-East property, Permit 1079, as evidenced by the fact that CRI produced a version of the Fischer Report in connection with an undertaking related to this press release. Because the important PGM occurrences reported in connection with Permit 1079 actually resulted from sampling done on

Permit 970, that Press Release is false and misleading. Given that the Mullan Trespass occurred only three or four months prior to the date of that press release, it is most likely that the official Fischer Report was known to CRI well before January 2001 and was used by Mullan to locate the site on the UMC Property to which he wished to Trespass and sample. A copy of the press release is attached as **Exhibit "G"** to my Affidavit.

19. This information about NovaWest's trespass in 1998 onto Permit 970 is highly significant and determinative, as is the discovery that the version of the said Fischer Report produced by CRI to UMC in July 2002 was falsified. It also suggests that if UMC had had sufficient opportunity to prepare for the Arbitration, all this evidence could have been found out and would have been extremely probative at the hearing against CRI. In addition, this evidence supports that CRI intentionally trespassed to a specific location in September 2000 on the UMC Property and that CRI actively and intentionally misled Ungava and the Arbitrator in the 2002 Arbitration by producing a falsified version of the Official Fischer Report Exhibit "D". The true Fischer Report constitutes *prima facie* evidence that Mullan in September, 2000 committed an intentional trespass onto the UMC Property.

CRI's Failure to Disclose to UMC and the Arbitrator that it used the Official Fischer Report when it committed the Mullan Trespass

20. At the Arbitration hearing in 2002, Mullan and Durham did not disclose during testimony that, at the time of the September, 2000 Mullan Trespass, CRI was in possession of the

Official Fischer Report and used map co-ordinates for key 1998 sampling found therein to locate the site at which the Mullan Trespass and Sampling in September 2000 occurred, which site on Permit 970 was where the 1998 sampling by Keast had occurred. CRI is liable to Ungava for their failure to provide true and candid testimony.

21. CRI actively concealed evidence of the Fischer Report and the 1998 Keast trespass from UMC and the Arbitrator in 2002. The incomplete Fischer Report was produced by CRI to UMC's counsel at the time, Ogilvy, Renault in early July, 2002. Subsequently, the produced version of the Fischer Report was, among the many Exhibits, delivered to Davies Ward, the new counsel for UMC in the Arbitration proceeding shortly after July 31, 2002, when they had been retained.

22. Due to the shortness of the time to prepare for the Arbitration and instruct new counsel, there was no opportunity to review the CRI produced version of the Fischer Report to discover that it was an edited version of the Official Fischer Report filed with the Ministry, and that the clear assertions to be found in the text as to the place of discovery, were false. Reading the text of the produced version of the Fischer Report, one is explicitly informed that the best sampling results obtained in the 1998 field program on the Expo-East property, Permit 1079, were obtained upon discovery of a previously unreported showing "in the southwest corner of the permit" (page 5) which was "significant" and found "in gabbro-peridotite in the southwest corner of the permit" (page 5). The Fischer Report accordingly is inherently misleading. This sampling was done by Keast who had been inserted into the NovaWest 1998 field crew at the insistence of

Mullan, who according to O'Brien, had certain contractual rights in relation to NovaWest's work on the permit. The relevant Keast sampling referred to is identified as samples TK 085 to TK 091 in Table 1 of the Official Fischer Report. In Table 2, UTM co-ordinates for all such samples are provided. If the Report produced by CRI to UMC had been complete, the manifest contradiction between the text's assertion that the sampling was on Permit 1079 and the indication in the maps that the sampling had been done at locations off and to the south of Permit 1079, could have provided motivation for UMC making inquiry. If UMC had made such inquiry, UMC would have learned:

a) that Permit 1079 abutted UMC's Permit 970 in the vicinity of the relevant 1998 Keast sampling referred to;

b) that NovaWest and Keast had committed a trespass and sampled on Permit 970 in 1998;

c) that the text of the Official Fischer Report was not true as to where the said relevant sampling had occurred and that the said Report was meant to deceive.

23. Attached hereto and marked **Exhibit "H"** is a copy of the letter dated September 18, 2003 from George Pollack of Davies Ward Phillips & Vineberg LLP, counsel for UMC at the Arbitration confirming that prior to the Arbitration commencing, he reviewed all of the exhibits, including the version of the Fischer Report produced by CRI.

24. Had CRI produced a complete copy of the Official Fischer Report to UMC, the fact and location of the 1998 trespass onto Permit 970 by NovaWest and Keast, could have been discovered and it could then have become apparent that Mullan relied upon the UTM coordinates of Keast's 1998 sampling to guide him when he flew to the UMC Property in September 2000 and carried out the sampling and trespass to confirm for himself the correctness of the relevant 1998 sampling results reported in the said Official Fischer Report. Had this evidence been available at the time of the Arbitration hearing, it is probable that it would have resulted in a decision in favour UMC, as I do not believe CRI will be able to provide an innocent explanation for the fact that Mullan trespassed and sampled the same area of Permit 970 in September, 2000, which Keast had sampled in 1998.

25. CRI's production of the edited version of the Fischer Report in connection with the 2002 Arbitration was intentionally meant to mislead UMC and the Arbitrator. If the Official Fischer Report had been produced by CRI, one can reasonably conclude that the Arbitration Award finding would have been different because the Official Fischer Report provides the motive for the intentional and purposeful trespass by Mullan in September 2000 to the place on Permit 970 sampled by Keast for NovaWest in 1998. It is also *prima facie* evidence of Mullan trespassing intentionally in September, 2000 onto the Ungava Property.

26. I further believe that had a reasonable adjournment been granted to UMC as requested by Davies Ward, (see the Erikson July Affidavit for the details) there would have been

sufficient time to obtain the Official Fischer Report from the Ministry and present to the Arbitrator the arguments and conclusions set forth above. It is reasonable to conclude that had UMC been able to make such presentations, the Arbitrator would have judgments as sought by UMC or would, at least, have ordered the boundary surveyed, as requested by Davies Ward in writing.

Discovery of Evidence that CRI had Produced Misleading Information to the Arbitrator

27. The evidence that CRI had misled the Arbitrator and had produced an incomplete Fischer Report in the Arbitration proceedings only came to light fortuitously on or after August 21, 2003, when I was informed by Charlton and do verily believe that he had, on his own initiative, contacted O'Brien, the president of NovaWest. Charlton informed me that he had spoken to O'Brien and that I should call O'Brien, as he might have some useful information concerning the NovaWest field work.

28. On or about August 21, 2003 and subsequently I spoke to O'Brien and he told me (and I do verily believe) that Keast, whom I understand has been employed by CRI since 2000, had been part of the field crew in 1998 when Fischer carried out contract exploration for NovaWest on Permit 1079, the Expo-East property. O'Brien explained that Mullan, who had some control over the selection of personnel to work on properties held by NovaWest in the area, had insisted that Keast be part of 1998 field crew, just as he had insisted in 1997 that Pierre Rheaume ("Rheaume") be part of the 1997 field crew. O'Brien indicated that at all times, he considered Keast and Rheaume as "spies" or informants working for Mullan. He also indicated that the Fischer Report as filed with the Ministry, especially

the maps, would be helpful to UMC and he forwarded by facsimile copies of maps and selected pages of text of the Fischer Report on the 1997 and 1998 filed programs to me.

29. A review of Figure 6 to the Fischer Report, showed me that the sampling which gave the most significant PGM values, did not, in fact, take place at the southwest corner of the NovaWest Property, as stated in the text of the Fischer Report, but in fact occurred off Permit 1079 and to the south of its boundary. Charlton informed me (and I do verily believe) that the area where the significant Keast sampling in 1998 had occurred, was in fact, on Permit 970. He further advised that he was able to ascertain this after consulting government prepared claim maps. O'Brien indicated to me on September 17, 2003, that until he recently spoke to Charlton, he was not aware that Permit 1079 abutted Permit 970 in the vicinity of the relevant Keast sampling in 1998. The CRI produced version of the Fischer Report (without the maps - Figures 6-13) was listed as Exhibit P83 in the UMC list of exhibits and was referenced under the heading "Documents filed by CRI pursuant to undertakings of Mr. Bruce Durham". That exhibit, together with the other UMC exhibits was in the possession of Davies Ward during the 2002 Arbitration hearing.

30. I immediately realized the significance of the maps Figures which I had been shown by O'Brien. Keast, who participated in this exploration work in 1998, was closely associated with Mullan and Bruce Durham from some date prior to 1998. In 2001, Keast was employed when CRI carried out exploration at the place on the 2000 Mullan Trespass area and the TK Deposit area (as set out in my earlier affidavit), which are no more than 70 metres distant from one another. I have carried out further investigation, and with the assistance of Charlton, I have determined that the UTM coordinates for the

relevant 1998 Keast sampling and for the 2001 CRI drill hole TK01-1 are virtually identical. The Keast 1998 sampling and discovery therefore, had occurred on the UMC Property. As well, therefore, it is apparent Mullan was guided by the UTM coordinates of the 1998 Keast sampling set forth in the Fischer Report when he travelled to the same location in September 2000 to carry out his Mullan Trespass for the purpose of confirming by his own sampling the significant sampling results obtained at that place by Keast in 1998. Mullan's trespass and sampling confirmation, obtained in September 2000 was not disclosed to UMC during the negotiations leading up to the execution of the Option Agreement of January 12, 2001.

31. For all the reasons advanced in the foregoing paragraphs, Wares should not be able to claim the 2002 arbitration Award as a shield which justifies his not being obligated to answer the allegations made against him in the Counterclaim herein.

Option Agreement Executed by UMC and UMEI in Ontario

32. In the Erikson July Affidavit, I assert that the Option Agreement of January 12, 2001 with CRI was made in Ontario. CRI has challenged this assertion and suggests that I executed the said Agreement in New York City, U.S.A. The location at which I signed the said Agreement is relevant to the issue of whether Ontario is forum conveniens for hearing the Counterclaim herein and is accordingly relevant to the Wares Motion.

33. Documents have come to my attention after the filing of the Erikson July 2003 Affidavit,

which demonstrate that I was in Ontario when I signed the said Option Agreement on behalf of UMC and UMEI:

(a) On January 10, 2001 (incorrectly stated on the document attached hereto as being January 10, 2000), while I was in Ontario, I faxed revisions to the said Option Agreement to Glen Mullan. A copy of that fax is attached hereto as **Exhibit "I"**;

(b) On January 11, 2003, while in Ontario, I exchanged faxes with CRI forwarding additional comments that I had made to the said draft Option Agreement. Attached hereto and marked as **Exhibit "J", "K"** and **"L"** are copies of those faxes dated January 11, 2001;

(c) On January 12, 2001, while in New York City, USA, I received further revisions from CRI and replied to them at that time. A copy of the faxes from CRI to me and my reply is attached as **Exhibit "M"** and **"N"**;

(d) On January 17, 2001, CRI forwarded to me a letter and requested execution of the Option Agreement by UMC. Attached hereto as **Exhibit "O"** is a copy of that letter;

(e) On February 5, 2001, when I was in Ontario, I executed copies of the Option Agreement on behalf of UMC and UMEI and forwarded same by Federal Express

to CRI. Attached hereto and marked as **Exhibit "P"** is a copy of the covering letter that I sent dated February 5, 2001.

Additional Responses to Wares Affidavit

34. Wares, in paragraph 17 of his affidavit, states that at no time did he have any contractual or other obligation to UMC. That is not true. In 1997, I, acting for UMC, had selected Wares to carry out an exploration program on the UMC Property. Optioning of the UMC Property to High North Resources intervened and they took over the relationship with Wares, who carried out an exploration program in 1997.

35. In the course of planning the work program, I disclosed UMC's plans and understanding of the UMC Property to Wares.

36. Upon the option of the UMC Property terminating in 1998, Wares became custodian for UMC of a valuable sample collection gathered from the UMC Property. The bulk of this collection was apparently delivered by Wares to co-defendants to the counterclaim University of Toronto and James Mungall in early 1999, pursuant to my written authorization to do so supplied by UMC to them as part of a contract. Wares has advised me and I verily believe, that he did not at that time turn over pulp samples from the 1997 drilling for reason that such pulp samples were valuable and hard to replace. Wares did not inform UMC in 1999 or at any subsequent relevant time as to his retention of the said pulp samples, or as to his motivation for doing so, nor did the University of Toronto and

James Mungall. Wares became a fiduciary for UMC in respect of those pulp samples and violated his obligation to UMC when he turned same over to CRI in 2001 without UMC's knowledge or consent.

37. In 1998, Wares approached me on behalf of UMC with an exploration idea for vanadium prospect in Quebec. Wares and UMC became partners in respect of that prospect, which UMC spent money to acquire and then paid Wares to evaluate at UMC's expense. The results were reported as negative by Wares. Wares and UMC became fiduciaries of one another by reason of these dealings.

38. In paragraph 13 of his affidavit, Wares indicated that he was asked to provide CRI with "exploration data" he had collected on the UMC Property. All such "exploration data", whether comprised of the pulp samples referred to above, or something else, was property of UMC for which Wares was a fiduciary. Wares owed UMC a duty of care and a duty of good faith to disclose to UMC what Wares knew to be relevant to UMC regarding the acts of CRI from time to time, the relevant 1998 sampling of Keast and the Fischer Report.

39. I am surprised to read in paragraph 15 of Wares' Affidavit his assertion that his 2001 Report included some data from an exploration site "just north of the (Ungava) Property" obtained in September, 2000 by CRI. I have discussed the preparation of the 2001 Report extensively with Wares in late January into February, 2003, who informed me, and I do verily believe as follows:

(a) that there is no peridotite on the Phoenix Property which is north of the UMC Property;

(b) that when Wares compared the description of the September 2000 sampling which he said was "fed" to him by Dunham, he consulted airborne geophysical survey maps flown over the UMC Property and the Expo East Property, which overlap one another in a strip proximal to the northern border of the UMC Property and he concluded:

i. that there was only a single structure which was capable of satisfying the description of the September, 2000 sampling site as described by Durham;

ii. that the structure aligned perfectly on each of the surveys; and,

iii. that Mullan had, or most probably had trespassed onto the UMC Property in September, 2000 to do the said sampling.

40. Prior to the 2002 Arbitration hearing, Wares did not disclose to UMC anything he had learned, known or concluded as indicated in paragraph 39, above, though he must have known that such concealment would cause or contribute to harm suffered by UMC. This silence is especially culpable when viewed in the context of the Arbitration dispute between UMC and CRI in 2002, in connection with which he was to be called as a

witness by Ungava.

41. Wares 2001 Report was delayed until CRI could persuade UMC to transfer the Wedge acreage to CRI, which occurred in June 2001 and which transfer is what makes certain assertions in the said Report technically true, i.e., that the September, 2000 sampling had been done on the Phoenix Property. Accordingly, Wares was aware or should have known that the September, 2000 trespass and sampling results obtained by CRI were not known to UMC at the time of optioning the property to CRI or at the time of the transfer of the Wedge acreage to CRI and that neither the option of the UMC property to CRI, nor the transfer of the Wedge acreage would have occurred if the truth about the September, 2000 trespass and sampling by Mullan had been known to UMC. Wares is accordingly liable

to UMC in this regard for his silence from at least as early as June, 2001.

42. All of the foregoing provides evidence that Wares is a proper party defendant to the Counterclaim and that there are ample grounds for his liability to UMC as a co-conspirator.

SWORN before me at	)	
the City of Toronto, in the	)	
Province of Ontario	)	
this 24th day of	)	
November, 2003.	)	
	)	"Glen Erikson"
______________________	)	**GLEN ERIKSON**
A Commissioner, etc.	)	

A R B I T R A T I O N

BETWEEN:

CANADIAN ROYALTIES INC.,

("CRI")

Plaintiff

-and-

UNGAVA MINERAL EXPLORATION INC.

("UMEI")

-and-

UNGAVA MINERALS CORP.,

("UMC")

Defendants

AWARD

ARBITRATOR:
The Honourable Lawrence A. Poitras

COUNSEL:
For Plaintiff :

Me Carl J. Souquet
Langlois Kronström Desjardins

For Defendants :
Me Alan M. Stein
Stein & Stein

November 25, 2003

AWARD

[1] **SEEING** the proceedings, exhibits and expert report filed in the present Arbitration Record;

[2] **CONSIDERING** that a Memorandum of Agreement and Transaction has been signed by the parties on November 25, 2003;

[3] **WHEREFORE**, the sole Arbitrator gives acte of the said Memorandum of Agreement and Transaction attached hereto;

[4] **ORDERS** the parties to conform to the terms of the said Memorandum of Agreement and Transaction;

[5] **ORDERS** UMC and UMEI to transfer to CRI 70% of its right, title and interest in and to the Ungava Property, as described in the said Memorandum of Agreement and Transaction, concurrently with the execution thereof;

[6] **ORDERS** UMC and/or UMEI, within five (5) business days of the present Arbitration Award, to execute and deliver all such documents and instruments as may be reasonably required to complete the transfer contemplated herein;

[7] **ORDERS** that the present Arbitration Award constitutes valid title upon which the Ministry of Natural Resources of Québec may register 70% right, title and interest in and to the Ungava Property in favour of CRI;

[8] **DECLARES** that, in the event that UMC and/or UMEI fail to comply with the foregoing Order, the present arbitration award shall constitute valid title upon which the Ministry of Natural Resources of Québec may register 70% right, title and interest in and to the Ungava Property in favour of CRI.

DATED AT MONTREAL, ON NOVEMBER 25TH, 2003.

Signed « Lawrence A. Poitras »
The Honourable Lawrence A. Poitras
Sole Arbitrator

A R B I T R A T I O N

BETWEEN:

CANADIAN ROYALTIES INC.,

("CRI")

Plaintiff

-and-

UNGAVA MINERAL EXPLORATION INC.

("UMEI")

-and-

UNGAVA MINERALS CORP.,

("UMC")

Defendants

MEMORANDUM OF AGREEMENT AND TRANSACTION ENTERED INTO AT THE CITY AND DISTRICT OF MONTREAL, PROVINCE OF QUEBEC, THIS 25TH DAY OF NOVEMBER 2003

WHEREAS in accordance with an arbitration proceeding (the "Present Arbitration") between the Parties pertaining to a transfer of interests in a mining permit comprised of 500 map designated claims (formerly designated as Permit 970 in Ungava, Quebec), more particularly in Schedule "A" hereto, CRI seeks the transfer of 70% right, title and interest in and to the Ungava Property, as appears from the Present Arbitration record;

WHEREAS UMC and UMEI acknowledge that CRI has spent at least $1,750,000 in exploration expenditures on the Ungava Property, based on the expert report prepared by Strathcona Mineral Services Limited dated November 7, 2003 (the "Strathcona Report"), which UMC and UMEI accept as true and correct;

WHEREAS based upon the Strathcona Report, at the end of 2002, the direct expenditures incurred on the Ungava Property by CRI amounted to $1,586,600;

WHEREAS based on the Strathcona Report in the year 2003, the aggregate direct expenditures incurred on the Ungava Property by CRI amounted to $4,905,500;

WHEREAS a variety of expenditures incurred by CRI on the Ungava Property were excluded from the Strathcona Report, particularly, the cost of field personnel directly working on the properties;

WHEREAS UMEI agrees to transfer 70% of its title and interest in and to the Ungava Property in favour of CRI based upon the Strathcona Report.

NOW, THEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS:

1. The foregoing preamble shall form an integral part hereof and the parties acknowledge the correctness of said preamble;

2. All the fees of the Arbitrator and expenses relating thereto shall be divided equally between CRI on the one hand and UMC and UMEI on the other hand;

3. The cost of the Strathcona Report and any other expenses relating thereto shall be borne by CRI;

4. Each party shall pay the fees of their respective counsel and all other costs incurred by them and related to this Arbitration;

5. UMC, UMEI and CRI waive any right to contest the homologation of the decision of the Arbitrator;

6. UMC and UMEI reserve all their rights as set forth in proceedings already instituted in the Province of Ontario and/or the Province of Quebec;

7. Each party shall pay their own costs in regard to the drafting of the present Memorandum of Agreement and Settlement;

8. The present Memorandum of Agreement shall be governed by the laws in force in the Province of Quebec and shall be interpreted accordingly;

9. The present Memorandum of Agreement constitutes a transaction within the meaning of Section 2631 of the *Civil Code of Quebec*;

10. Each party confirms that it has requested the present Memorandum of Agreement to be drafted in the English language. Chaque partie déclare avoir requis que la présente Convention soit rédigée en anglais.

AND THE PARTIES HAVE SIGNED IN THE CITY AND DISTRICT OF MONTREAL, ON NOVEMBER 25TH, 2003.

CANADIAN ROYALTIES INC.

Per: "Jennifer Boyle"

UNGAVA MINERAL EXPLORATION INC.

Per: "Lorne Albaum"

UNGAVA MINERALS CORP.

Per: "Lorne Albaum"

"Langlois Kronstrom Desjardins"
Langlois Kronstrom Desjardins,
Attorneys for the Plaintiff

"Stein & Stein"
Stein & Stein
Attorneys for the Defendants

Property Name	Province	Township	Claim	Claim Status	Units	Acres	Hectares	NTS Map Sheet	Range	Lot
Expo Ungava	QC	Lac Rinfret	1005204	A	1	101.68	41.15	35 H/11	4	1
Expo Ungava	QC	Lac Rinfret	1005205	A	1	101.68	41.15	35 H/11	4	2
Expo Ungava	QC	Lac Rinfret	1005206	A	1	101.68	41.15	35 H/11	4	3
Expo Ungava	QC	Lac Rinfret	1005207	A	1	101.68	41.15	35 H/11	4	4
Expo Ungava	QC	Lac Rinfret	1005208	A	1	101.68	41.15	35 H/11	4	5
Expo Ungava	QC	Lac Rinfret	1005209	A	1	101.68	41.15	35 H/11	4	6
Expo Ungava	QC	Lac Rinfret	1005210	A	1	101.68	41.15	35 H/11	4	7
Expo Ungava	QC	Lac Rinfret	1005211	A	1	101.68	41.15	35 H/11	4	8
Expo Ungava	QC	Lac Rinfret	1005212	A	1	101.68	41.15	35 H/11	4	9
Expo Ungava	QC	Lac Rinfret	1005213	A	1	101.68	41.15	35 H/11	4	10
Expo Ungava	QC	Lac Rinfret	1005214	A	1	101.68	41.15	35 H/11	4	11
Expo Ungava	QC	Lac Rinfret	1005215	A	1	101.68	41.15	35 H/11	4	12
Expo Ungava	QC	Lac Rinfret	1005216	A	1	101.66	41.14	35 H/11	5	2
Expo Ungava	QC	Lac Rinfret	1005217	A	1	101.66	41.14	35 H/11	5	3
Expo Ungava	QC	Lac Rinfret	1005218	A	1	101.66	41.14	35 H/11	5	4
Expo Ungava	QC	Lac Rinfret	1005219	A	1	101.66	41.14	35 H/11	5	5
Expo Ungava	QC	Lac Rinfret	1005220	A	1	101.66	41.14	35 H/11	5	6
Expo Ungava	QC	Lac Rinfret	1005221	A	1	101.66	41.14	35 H/11	5	7
Expo Ungava	QC	Lac Rinfret	1005222	A	1	101.66	41.14	35 H/11	5	8
Expo Ungava	QC	Lac Rinfret	1005223	A	1	101.66	41.14	35 H/11	5	9
Expo Ungava	QC	Lac Rinfret	1005224	A	1	101.66	41.14	35 H/11	5	10
Expo Ungava	QC	Lac Rinfret	1005225	A	1	101.66	41.14	35 H/11	5	11
Expo Ungava	QC	Lac Rinfret	1005226	A	1	101.66	41.14	35 H/11	5	12
Expo Ungava	QC	Lac Rinfret	1005227	A	1	101.66	41.14	35 H/11	5	13
Expo Ungava	QC	Lac Rinfret	1005228	A	1	101.66	41.14	35 H/11	5	14
Expo Ungava	QC	Lac Rinfret	1005229	A	1	101.66	41.14	35 H/11	5	15
Expo Ungava	QC	Lac Rinfret	1005230	A	1	101.66	41.14	35 H/11	5	16
Expo Ungava	QC	Lac Rinfret	1005231	A	1	101.66	41.14	35 H/11	5	17
Expo Ungava	QC	Lac Rinfret	1005232	A	1	101.66	41.14	35 H/11	5	18
Expo Ungava	QC	Lac Rinfret	1005233	A	1	101.66	41.14	35 H/11	5	19
Expo Ungava	QC	Lac Rinfret	1005234	A	1	101.66	41.14	35 H/11	5	20
Expo Ungava	QC	Lac Rinfret	1005235	A	1	101.66	41.14	35 H/11	5	21
Expo Ungava	QC	Lac Rinfret	1005236	A	1	101.66	41.14	35 H/11	5	22
Expo Ungava	QC	Lac Rinfret	1005237	A	1	101.66	41.14	35 H/11	5	23
Expo Ungava	QC	Lac Rinfret	1005238	A	1	101.66	41.14	35 H/11	5	24
Expo Ungava	QC	Lac Rinfret	1005239	A	1	101.66	41.14	35 H/11	5	25
Expo Ungava	QC	Lac Rinfret	1005240	A	1	101.66	41.14	35 H/11	5	26
Expo Ungava	QC	Lac Rinfret	1005241	A	1	101.66	41.14	35 H/11	5	27
Expo Ungava	QC	Lac Rinfret	1005242	A	1	101.66	41.14	35 H/11	5	28
Expo Ungava	QC	Lac Rinfret	1005243	A	1	101.66	41.14	35 H/11	5	29
Expo Ungava	QC	Lac Rinfret	1005244	A	1	101.66	41.14	35 H/11	5	30
Expo Ungava	QC	Lac Rinfret	1005245	A	1	101.66	41.14	35 H/11	5	31
Expo Ungava	QC	Lac Rinfret	1005246	A	1	101.63	41.13	35 H/11	6	7
Expo Ungava	QC	Lac Rinfret	1005247	A	1	101.63	41.13	35 H/11	6	8
Expo Ungava	QC	Lac Rinfret	1005248	A	1	101.63	41.13	35 H/11	6	9
Expo Ungava	QC	Lac Rinfret	1005249	A	1	101.63	41.13	35 H/11	6	10

Property Name	Province	Township	Claim	Claim Status	Units	Acres	Hectares	NTS Map Sheet	Range	Lot
Expo Ungava	QC	Lac Rinfret	1005263	A	1	101.63	41.13	35 H/11	6	24
Expo Ungava	QC	Lac Rinfret	1005264	A	1	101.63	41.13	35 H/11	6	25
Expo Ungava	QC	Lac Rinfret	1005265	A	1	101.63	41.13	35 H/11	6	26
Expo Ungava	QC	Lac Rinfret	1005266	A	1	101.63	41.13	35 H/11	6	27
Expo Ungava	QC	Lac Rinfret	1005267	A	1	101.63	41.13	35 H/11	6	28
Expo Ungava	QC	Lac Rinfret	1005268	A	1	101.63	41.13	35 H/11	6	29
Expo Ungava	QC	Lac Rinfret	1005269	A	1	101.63	41.13	35 H/11	6	30
Expo Ungava	QC	Lac Rinfret	1005270	A	1	101.63	41.13	35 H/11	6	31
Expo Ungava	QC	Lac Rinfret	1005271	A	1	101.63	41.13	35 H/11	6	32
Expo Ungava	QC	Lac Rinfret	1005272	A	1	101.63	41.13	35 H/11	6	33
Expo Ungava	QC	Lac Rinfret	1005273	A	1	101.63	41.13	35 H/11	6	34
Expo Ungava	QC	Lac Rinfret	1005274	A	1	101.63	41.13	35 H/11	6	35
Expo Ungava	QC	Lac Rinfret	1005275	A	1	101.63	41.13	35 H/11	6	36
Expo Ungava	QC	Lac Rinfret	1005276	A	1	101.63	41.13	35 H/11	6	37
Expo Ungava	QC	Lac Rinfret	1005277	A	1	101.63	41.13	35 H/11	6	38
Expo Ungava	QC	Lac Rinfret	1005278	A	1	101.63	41.13	35 H/11	6	39
Expo Ungava	QC	Lac Rinfret	1005279	A	1	101.63	41.13	35 H/11	6	40
Expo Ungava	QC	Lac Rinfret	1005280	A	1	101.63	41.13	35 H/11	6	41
Expo Ungava	QC	Lac Rinfret	1005281	A	1	101.61	41.12	35 H/11	7	7
Expo Ungava	QC	Lac Rinfret	1005282	A	1	101.61	41.12	35 H/11	7	8
Expo Ungava	QC	Lac Rinfret	1005283	A	1	101.61	41.12	35 H/11	7	9
Expo Ungava	QC	Lac Rinfret	1005284	A	1	101.61	41.12	35 H/11	7	10
Expo Ungava	QC	Lac Rinfret	1005285	A	1	101.61	41.12	35 H/11	7	11
Expo Ungava	QC	Lac Rinfret	1005286	A	1	101.61	41.12	35 H/11	7	12
Expo Ungava	QC	Lac Rinfret	1005287	A	1	101.61	41.12	35 H/11	7	13
Expo Ungava	QC	Lac Rinfret	1005288	A	1	101.61	41.12	35 H/11	7	14
Expo Ungava	QC	Lac Rinfret	1005289	A	1	101.61	41.12	35 H/11	7	15
Expo Ungava	QC	Lac Rinfret	1005290	A	1	101.61	41.12	35 H/11	7	16
Expo Ungava	QC	Lac Rinfret	1005291	A	1	101.61	41.12	35 H/11	7	17
Expo Ungava	QC	Lac Rinfret	1005292	A	1	101.61	41.12	35 H/11	7	18
Expo Ungava	QC	Lac Rinfret	1005293	A	1	101.61	41.12	35 H/11	7	19
Expo Ungava	QC	Lac Rinfret	1005294	A	1	101.61	41.12	35 H/11	7	20
Expo Ungava	QC	Lac Rinfret	1005295	A	1	101.61	41.12	35 H/11	7	21
Expo Ungava	QC	Lac Rinfret	1005296	A	1	101.61	41.12	35 H/11	7	22
Expo Ungava	QC	Lac Rinfret	1005297	A	1	101.61	41.12	35 H/11	7	23
Expo Ungava	QC	Lac Rinfret	1005298	A	1	101.61	41.12	35 H/11	7	24
Expo Ungava	QC	Lac Rinfret	1005299	A	1	101.61	41.12	35 H/11	7	25
Expo Ungava	QC	Lac Rinfret	1005300	A	1	101.61	41.12	35 H/11	7	26
Expo Ungava	QC	Lac Rinfret	1005301	A	1	101.61	41.12	35 H/11	7	27
Expo Ungava	QC	Lac Rinfret	1005302	A	1	101.61	41.12	35 H/11	7	28
Expo Ungava	QC	Lac Rinfret	1005303	A	1	101.61	41.12	35 H/11	7	29
Expo Ungava	QC	Lac Rinfret	1005304	A	1	101.61	41.12	35 H/11	7	30
Expo Ungava	QC	Lac Rinfret	1005305	A	1	101.61	41.12	35 H/11	7	31
Expo Ungava	QC	Lac Rinfret	1005306	A	1	101.61	41.12	35 H/11	7	32
Expo Ungava	QC	Lac Rinfret	1005307	A	1	101.61	41.12	35 H/11	7	33
Expo Ungava	QC	Lac Rinfret	1005308	A	1	101.61	41.12	35 H/11	7	34
Expo Ungava	QC	Lac Rinfret	1005309	A	1	101.61	41.12	35 H/11	7	35
Expo Ungava	QC	Lac Rinfret	1005310	A	1	101.61	41.12	35 H/11	7	36
Expo Ungava	QC	Lac Rinfret	1005311	A	1	101.61	41.12	35 H/11	7	37
Expo Ungava	QC	Lac Rinfret	1005312	A	1	101.61	41.12	35 H/11	7	38
Expo Ungava	QC	Lac Rinfret	1005313	A	1	101.61	41.12	35 H/11	7	39
Expo Ungava	QC	Lac Rinfret	1005314	A	1	101.61	41.12	35 H/11	7	40
Expo Ungava	QC	Lac Rinfret	1005315	A	1	101.61	41.12	35 H/11	7	41
Expo Ungava	QC	Lac Rinfret	1005316	A	1	101.56	41.10	35 H/11	8	1
~~Expo Ungava~~	~~QC~~	~~Lac Rinfret~~	~~1005317~~	~~A~~	~~1~~	~~101.56~~	~~41.10~~	~~35 H/11~~	~~8~~	~~2~~
Expo Ungava	QC	Lac Rinfret	1005318	A	1	101.56	41.10	35 H/11	8	3
Expo Ungava	QC	Lac Rinfret	1005319	A	1	101.56	41.10	35 H/11	8	4
Expo Ungava	QC	Lac Rinfret	1005320	A	1	101.56	41.10	35 H/11	8	5
Expo Ungava	QC	Lac Rinfret	1005321	A	1	101.56	41.10	35 H/11	8	6

Property Name	Province	Township	Claim	Claim Status	Units	Acres	Hectares	NTS Map Sheet	Range	Lot
Expo Ungava	QC	Lac Rinfret	1005322	A	1	101.56	41.10	35 H/11	8	7
Expo Ungava	QC	Lac Rinfret	1005323	A	1	101.56	41.10	35 H/11	8	8
Expo Ungava	QC	Lac Rinfret	1005324	A	1	101.56	41.10	35 H/11	8	9
Expo Ungava	QC	Lac Rinfret	1005325	A	1	101.56	41.10	35 H/11	8	10
Expo Ungava	QC	Lac Rinfret	1005326	A	1	101.56	41.10	35 H/11	8	11
Expo Ungava	QC	Lac Rinfret	1005327	A	1	101.56	41.10	35 H/11	8	12
Expo Ungava	QC	Lac Rinfret	1005328	A	1	101.56	41.10	35 H/11	8	13
Expo Ungava	QC	Lac Rinfret	1005329	A	1	101.56	41.10	35 H/11	8	14
Expo Ungava	QC	Lac Rinfret	1005330	A	1	101.56	41.10	35 H/11	8	15
Expo Ungava	QC	Lac Rinfret	1005331	A	1	101.56	41.10	35 H/11	8	16
Expo Ungava	QC	Lac Rinfret	1005332	A	1	101.56	41.10	35 H/11	8	17
Expo Ungava	QC	Lac Rinfret	1005333	A	1	101.56	41.10	35 H/11	8	18
Expo Ungava	QC	Lac Rinfret	1005334	A	1	101.56	41.10	35 H/11	8	19
Expo Ungava	QC	Lac Rinfret	1005335	A	1	101.58	41.11	35 H/11	8	20
Expo Ungava	QC	Lac Rinfret	1005336	A	1	101.58	41.11	35 H/11	8	21
Expo Ungava	QC	Lac Rinfret	1005337	A	1	101.58	41.11	35 H/11	8	22
Expo Ungava	QC	Lac Rinfret	1005338	A	1	101.58	41.11	35 H/11	8	23
Expo Ungava	QC	Lac Rinfret	1005339	A	1	101.58	41.11	35 H/11	8	24
Expo Ungava	QC	Lac Rinfret	1005340	A	1	101.58	41.11	35 H/11	8	25
Expo Ungava	QC	Lac Rinfret	1005341	A	1	101.58	41.11	35 H/11	8	26
Expo Ungava	QC	Lac Rinfret	1005342	A	1	101.58	41.11	35 H/11	8	27
Expo Ungava	QC	Lac Rinfret	1005343	A	1	101.58	41.11	35 H/11	8	28
Expo Ungava	QC	Lac Rinfret	1005344	A	1	101.58	41.11	35 H/11	8	29
Expo Ungava	QC	Lac Rinfret	1005345	A	1	101.58	41.11	35 H/11	8	30
Expo Ungava	QC	Lac Rinfret	1005346	A	1	101.58	41.11	35 H/11	8	31
Expo Ungava	QC	Lac Rinfret	1005347	A	1	101.58	41.11	35 H/11	8	32
Expo Ungava	QC	Lac Rinfret	1005348	A	1	101.58	41.11	35 H/11	8	33
Expo Ungava	QC	Lac Rinfret	1005349	A	1	101.58	41.11	35 H/11	8	34
Expo Ungava	QC	Lac Rinfret	1005350	A	1	101.58	41.11	35 H/11	8	35
Expo Ungava	QC	Lac Rinfret	1005351	A	1	101.58	41.11	35 H/11	8	36
Expo Ungava	QC	Lac Rinfret	1005352	A	1	101.58	41.11	35 H/11	8	37
Expo Ungava	QC	Lac Rinfret	1005353	A	1	101.58	41.11	35 H/11	8	38
Expo Ungava	QC	Lac Rinfret	1005354	A	1	101.58	41.11	35 H/11	8	39
Expo Ungava	QC	Lac Rinfret	1005355	A	1	101.58	41.11	35 H/11	8	40
Expo Ungava	QC	Lac Rinfret	1005356	A	1	101.58	41.11	35 H/11	8	41
Expo Ungava	QC	Lac Rinfret	1005357	A	1	101.53	41.09	35 H/11	9	1
Expo Ungava	QC	Lac Rinfret	1005358	A	1	101.53	41.09	35 H/11	9	2
Expo Ungava	QC	Lac Rinfret	1005359	A	1	101.53	41.09	35 H/11	9	3
Expo Ungava	QC	Lac Rinfret	1005360	A	1	101.53	41.09	35 H/11	9	4
Expo Ungava	QC	Lac Rinfret	1005361	A	1	101.53	41.09	35 H/11	9	5
Expo Ungava	QC	Lac Rinfret	1005362	A	1	101.53	41.09	35 H/11	9	6
Expo Ungava	QC	Lac Rinfret	1005363	A	1	101.53	41.09	35 H/11	9	7
Expo Ungava	QC	Lac Rinfret	1005364	A	1	101.53	41.09	35 H/11	9	8
Expo Ungava	QC	Lac Rinfret	1005365	A	1	101.53	41.09	35 H/11	9	9
Expo Ungava	QC	Lac Rinfret	1005367	A	1	101.53	41.09	35 H/11	9	11
Expo Ungava	QC	Lac Rinfret	1005368	A	1	101.53	41.09	35 H/11	9	12
Expo Ungava	QC	Lac Rinfret	1005369	A	1	101.53	41.09	35 H/11	9	13
Expo Ungava	QC	Lac Rinfret	1005370	A	1	101.53	41.09	35 H/11	9	14
Expo Ungava	QC	Lac Rinfret	1005371	A	1	101.53	41.09	35 H/11	9	15
Expo Ungava	QC	Lac Rinfret	1005372	A	1	101.53	41.09	35 H/11	9	16
Expo Ungava	QC	Lac Rinfret	1005373	A	1	101.53	41.09	35 H/11	9	17
Expo Ungava	QC	Lac Rinfret	1005374	A	1	101.53	41.09	35 H/11	9	18
Expo Ungava	QC	Lac Rinfret	1005375	A	1	101.53	41.09	35 H/11	9	19
Expo Ungava	QC	Lac Rinfret	1005376	A	1	101.53	41.09	35 H/11	9	20
Expo Ungava	QC	Lac Rinfret	1005377	A	1	101.53	41.09	35 H/11	9	21
Expo Ungava	QC	Lac Rinfret	1005378	A	1	101.53	41.09	35 H/11	9	22
Expo Ungava	QC	Lac Rinfret	1005379	A	1	101.53	41.09	35 H/11	9	23
Expo Ungava	QC	Lac Rinfret	1005380	A	1	101.53	41.09	35 H/11	9	24
Expo Ungava	QC	Lac Rinfret	1005381	A	1	101.53	41.09	35 H/11	9	25

Claim List

Property Name	Province	Township	Claim	Claim Status	Units	Acres	Hectares	NTS Map Sheet	Range	Lot
Expo Ungava	QC	Lac Rinfret	1005382	A	1	101.53	41.09	35 H/11	9	26
Expo Ungava	QC	Lac Rinfret	1005383	A	1	101.53	41.09	35 H/11	9	27
Expo Ungava	QC	Lac Rinfret	1005384	A	1	101.53	41.09	35 H/11	9	28
Expo Ungava	QC	Lac Rinfret	1005385	A	1	101.53	41.09	35 H/11	9	29
Expo Ungava	QC	Lac Rinfret	1005386	A	1	101.53	41.09	35 H/11	9	30
Expo Ungava	QC	Lac Rinfret	1005387	A	1	101.56	41.10	35 H/11	9	31
Expo Ungava	QC	Lac Rinfret	1005388	A	1	101.56	41.10	35 H/11	9	32
Expo Ungava	QC	Lac Rinfret	1005389	A	1	101.56	41.10	35 H/11	9	33
Expo Ungava	QC	Lac Rinfret	1005390	A	1	101.56	41.10	35 H/11	9	36
Expo Ungava	QC	Lac Rinfret	1005391	A	1	101.56	41.10	35 H/11	9	37
Expo Ungava	QC	Lac Rinfret	1005392	A	1	101.56	41.10	35 H/11	9	38
Expo Ungava	QC	Lac Rinfret	1005393	A	1	101.56	41.10	35 H/11	9	39
Expo Ungava	QC	Lac Rinfret	1005394	A	1	101.56	41.10	35 H/11	9	40
Expo Ungava	QC	Lac Rinfret	1005395	A	1	101.56	41.10	35 H/11	9	41
Expo Ungava	QC	Lac Rinfret	1005420	A	1	101.51	41.08	35 H/11	10	34
Expo Ungava	QC	Lac Rinfret	1005421	A	1	101.51	41.08	35 H/11	10	35
Expo Ungava	QC	Lac Rinfret	1005422	A	1	101.51	41.08	35 H/11	10	36
Expo Ungava	QC	Lac Rinfret	1005423	A	1	101.51	41.08	35 H/11	10	37
Expo Ungava	QC	Lac Rinfret	1005424	A	1	101.51	41.08	35 H/11	10	38
Expo Ungava	QC	Lac Rinfret	1005425	A	1	101.51	41.08	35 H/11	10	39
Expo Ungava	QC	Lac Rinfret	1005426	A	1	101.51	41.08	35 H/11	10	40
Expo Ungava	QC	Lac Rinfret	1005427	A	1	101.51	41.08	35 H/11	10	41
Expo Ungava	QC	Lac Rinfret	1005429	A	1	101.48	41.07	35 H/11	11	38
Expo Ungava	QC	Lac Rinfret	1005430	A	1	101.48	41.07	35 H/11	11	39
Expo Ungava	QC	Lac Rinfret	1005431	A	1	101.48	41.07	35 H/11	11	40
Expo Ungava	QC	Lac Fleury	1005432	A	1	101.48	41.07	35 H/11	11	41
Expo Ungava	QC	Lac Fleury	1005433	A	1	101.76	41.18	35 H/12	1	18
Expo Ungava	QC	Lac Fleury	1005434	A	1	101.76	41.18	35 H/12	1	19
Expo Ungava	QC	Lac Fleury	1005435	A	1	101.76	41.18	35 H/12	1	20
Expo Ungava	QC	Lac Fleury	1005436	A	1	101.76	41.18	35 H/12	1	21
Expo Ungava	QC	Lac Fleury	1005437	A	1	101.76	41.18	35 H/12	1	22
Expo Ungava	QC	Lac Fleury	1005438	A	1	101.76	41.18	35 H/12	1	23
Expo Ungava	QC	Lac Fleury	1005439	A	1	101.76	41.18	35 H/12	1	24
Expo Ungava	QC	Lac Fleury	1005440	A	1	101.76	41.18	35 H/12	1	25
Expo Ungava	QC	Lac Fleury	1005441	A	1	101.76	41.18	35 H/12	1	26
Expo Ungava	QC	Lac Fleury	1005442	A	1	101.76	41.18	35 H/12	1	27
Expo Ungava	QC	Lac Fleury	1005443	A	1	101.76	41.18	35 H/12	1	28
Expo Ungava	QC	Lac Fleury	1005444	A	1	101.76	41.18	35 H/12	1	29
Expo Ungava	QC	Lac Fleury	1005445	A	1	101.76	41.18	35 H/12	1	30
Expo Ungava	QC	Lac Fleury	1005446	A	1	101.76	41.18	35 H/12	1	31
Expo Ungava	QC	Lac Fleury	1005447	A	1	101.76	41.18	35 H/12	1	32
Expo Ungava	QC	Lac Fleury	1005448	A	1	101.76	41.18	35 H/12	1	33
Expo Ungava	QC	Lac Fleury	1005449	A	1	101.76	41.18	35 H/12	1	34
Expo Ungava	QC	Lac Fleury	1005450	A	1	101.76	41.18	35 H/12	1	35
Expo Ungava	QC	Lac Fleury	1005451	A	1	101.76	41.18	35 H/12	1	36
Expo Ungava	QC	Lac Fleury	1005452	A	1	101.76	41.18	35 H/12	1	37
Expo Ungava	QC	Lac Fleury	1005453	A	1	101.76	41.18	35 H/12	1	38
Expo Ungava	QC	Lac Fleury	1005454	A	1	101.76	41.18	35 H/12	1	39
Expo Ungava	QC	Lac Fleury	1005455	A	1	101.76	41.18	35 H/12	1	40
Expo Ungava	QC	Lac Fleury	1005456	A	1	101.76	41.18	35 H/12	1	41
Expo Ungava	QC	Lac Fleury	1005457	A	1	101.76	41.18	35 H/12	1	42
Expo Ungava	QC	Lac Fleury	1005458	A	1	101.76	41.18	35 H/12	1	43
Expo Ungava	QC	Lac Fleury	1005459	A	1	101.76	41.18	35 H/12	1	44
Expo Ungava	QC	Lac Fleury	1005460	A	1	101.76	41.18	35 H/12	1	45
Expo Ungava	QC	Lac Fleury	1005461	A	1	101.76	41.18	35 H/12	1	46
Expo Ungava	QC	Lac Fleury	1005462	A	1	101.73	41.17	35 H/12	2	18
Expo Ungava	QC	Lac Fleury	1005463	A	1	101.73	41.17	35 H/12	2	19
Expo Ungava	QC	Lac Fleury	1005464	A	1	101.73	41.17	35 H/12	2	20
Expo Ungava	QC	Lac Fleury	1005465	A	1	101.73	41.17	35 H/12	2	21

Property Name	Province	Township	Claim	Claim Status	Units	Acres	Hectares	NTS Map Sheet	Range	Lot
Expo Ungava	QC	Lac Fleury	1005466	A	1	101.73	41.17	35 H/12	2	22
Expo Ungava	QC	Lac Fleury	1005467	A	1	101.73	41.17	35 H/12	2	23
Expo Ungava	QC	Lac Fleury	1005468	A	1	101.73	41.17	35 H/12	2	24
Expo Ungava	QC	Lac Fleury	1005469	A	1	101.73	41.17	35 H/12	2	25
Expo Ungava	QC	Lac Fleury	1005470	A	1	101.73	41.17	35 H/12	2	26
Expo Ungava	QC	Lac Fleury	1005471	A	1	101.73	41.17	35 H/12	2	27
Expo Ungava	QC	Lac Fleury	1005472	A	1	101.73	41.17	35 H/12	2	28
Expo Ungava	QC	Lac Fleury	1005473	A	1	101.73	41.17	35 H/12	2	29
Expo Ungava	QC	Lac Fleury	1005474	A	1	101.73	41.17	35 H/12	2	30
Expo Ungava	QC	Lac Fleury	1005475	A	1	101.73	41.17	35 H/12	2	31
Expo Ungava	QC	Lac Fleury	1005476	A	1	101.73	41.17	35 H/12	2	32
Expo Ungava	QC	Lac Fleury	1005477	A	1	101.73	41.17	35 H/12	2	33
Expo Ungava	QC	Lac Fleury	1005478	A	1	101.73	41.17	35 H/12	2	34
Expo Ungava	QC	Lac Fleury	1005479	A	1	101.73	41.17	35 H/12	2	35
Expo Ungava	QC	Lac Fleury	1005480	A	1	101.73	41.17	35 H/12	2	36
Expo Ungava	QC	Lac Fleury	1005481	A	1	101.73	41.17	35 H/12	2	37
Expo Ungava	QC	Lac Fleury	1005482	A	1	101.73	41.17	35 H/12	2	38
Expo Ungava	QC	Lac Fleury	1005483	A	1	101.73	41.17	35 H/12	2	39
Expo Ungava	QC	Lac Fleury	1005484	A	1	101.73	41.17	35 H/12	2	40
Expo Ungava	QC	Lac Fleury	1005485	A	1	101.73	41.17	35 H/12	2	41
Expo Ungava	QC	Lac Fleury	1005486	A	1	101.73	41.17	35 H/12	2	42
Expo Ungava	QC	Lac Fleury	1005487	A	1	101.73	41.17	35 H/12	2	43
Expo Ungava	QC	Lac Fleury	1005488	A	1	101.73	41.17	35 H/12	2	44
Expo Ungava	QC	Lac Fleury	1005489	A	1	101.73	41.17	35 H/12	2	45
Expo Ungava	QC	Lac Fleury	1005490	A	1	101.73	41.17	35 H/12	2	46
Expo Ungava	QC	Lac Fleury	1005491	A	1	101.73	41.17	35 H/12	2	47
Expo Ungava	QC	Lac Fleury	1005492	A	1	101.73	41.17	35 H/12	2	48
Expo Ungava	QC	Lac Fleury	1005493	A	1	101.73	41.17	35 H/12	2	49
Expo Ungava	QC	Lac Fleury	1005494	A	1	101.73	41.17	35 H/12	2	50
Expo Ungava	QC	Lac Fleury	1005495	A	1	101.73	41.17	35 H/12	2	51
Expo Ungava	QC	Lac Fleury	1005496	A	1	101.73	41.17	35 H/12	2	52
Expo Ungava	QC	Lac Fleury	1005497	A	1	101.71	41.16	35 H/12	3	19
Expo Ungava	QC	Lac Fleury	1005498	A	1	101.71	41.16	35 H/12	3	20
Expo Ungava	QC	Lac Fleury	1005499	A	1	101.71	41.16	35 H/12	3	21
Expo Ungava	QC	Lac Fleury	1005500	A	1	101.71	41.16	35 H/12	3	22
Expo Ungava	QC	Lac Fleury	1005501	A	1	101.71	41.16	35 H/12	3	23
Expo Ungava	QC	Lac Fleury	1005502	A	1	101.71	41.16	35 H/12	3	24
Expo Ungava	QC	Lac Fleury	1005503	A	1	101.71	41.16	35 H/12	3	25
Expo Ungava	QC	Lac Fleury	1005504	A	1	101.71	41.16	35 H/12	3	26
Expo Ungava	QC	Lac Fleury	1005505	A	1	101.71	41.16	35 H/12	3	27
Expo Ungava	QC	Lac Fleury	1005506	A	1	101.71	41.16	35 H/12	3	28
Expo Ungava	QC	Lac Fleury	1005507	A	1	101.71	41.16	35 H/12	3	29
Expo Ungava	QC	Lac Fleury	1005508	A	1	101.71	41.16	35 H/12	3	30
Expo Ungava	QC	Lac Fleury	1005509	A	1	101.71	41.16	35 H/12	3	31
Expo Ungava	QC	Lac Fleury	1005510	A	1	101.71	41.16	35 H/12	3	32
Expo Ungava	QC	Lac Fleury	1005511	A	1	101.71	41.16	35 H/12	3	33
Expo Ungava	QC	Lac Fleury	1005512	A	1	101.71	41.16	35 H/12	3	34
Expo Ungava	QC	Lac Fleury	1005513	A	1	101.71	41.16	35 H/12	3	35
Expo Ungava	QC	Lac Fleury	1005514	A	1	101.71	41.16	35 H/12	3	36
Expo Ungava	QC	Lac Fleury	1005515	A	1	101.71	41.16	35 H/12	3	37
Expo Ungava	QC	Lac Fleury	1005516	A	1	101.71	41.16	35 H/12	3	38
Expo Ungava	QC	Lac Fleury	1005517	A	1	101.71	41.16	35 H/12	3	39
Expo Ungava	QC	Lac Fleury	1005518	A	1	101.71	41.16	35 H/12	3	40
Expo Ungava	QC	Lac Fleury	1005519	A	1	101.71	41.16	35 H/12	3	41
Expo Ungava	QC	Lac Fleury	1005520	A	1	101.71	41.16	35 H/12	3	42
Expo Ungava	QC	Lac Fleury	1005521	A	1	101.71	41.16	35 H/12	3	43
Expo Ungava	QC	Lac Fleury	1005522	A	1	101.71	41.16	35 H/12	3	44
Expo Ungava	QC	Lac Fleury	1005523	A	1	101.71	41.16	35 H/12	3	45
Expo Ungava	QC	Lac Fleury	1005524	A	1	101.71	41.16	35 H/12	3	46

Property Name	Province	Township	Claim	Claim Status	Units	Acres	Hectares	NTS Map Sheet	Range	Lot
Expo Ungava	QC	Lac Fleury	1005525	A	1	101.71	41.16	35 H/12	3	47
Expo Ungava	QC	Lac Fleury	1005526	A	1	101.71	41.16	35 H/12	3	48
Expo Ungava	QC	Lac Fleury	1005527	A	1	101.71	41.16	35 H/12	3	49
Expo Ungava	QC	Lac Fleury	1005528	A	1	101.71	41.16	35 H/12	3	50
Expo Ungava	QC	Lac Fleury	1005529	A	1	101.71	41.16	35 H/12	3	51
Expo Ungava	QC	Lac Fleury	1005530	A	1	101.71	41.16	35 H/12	3	52
Expo Ungava	QC	Lac Fleury	1005531	A	1	101.71	41.16	35 H/12	3	53
Expo Ungava	QC	Lac Fleury	1005532	A	1	101.71	41.16	35 H/12	3	54
Expo Ungava	QC	Lac Fleury	1005533	A	1	101.71	41.16	35 H/12	3	55
Expo Ungava	QC	Lac Fleury	1005534	A	1	101.71	41.16	35 H/12	3	56
Expo Ungava	QC	Lac Fleury	1005535	A	1	101.71	41.16	35 H/12	3	57
Expo Ungava	QC	Lac Fleury	1005536	A	1	101.71	41.16	35 H/12	3	58
Expo Ungava	QC	Lac Fleury	1005538	A	1	101.68	41.15	35 H/12	4	25
Expo Ungava	QC	Lac Fleury	1005539	A	1	101.68	41.15	35 H/12	4	26
Expo Ungava	QC	Lac Fleury	1005540	A	1	101.68	41.15	35 H/12	4	27
Expo Ungava	QC	Lac Fleury	1005541	A	1	101.68	41.15	35 H/12	4	28
Expo Ungava	QC	Lac Fleury	1005542	A	1	101.68	41.15	35 H/12	4	29
Expo Ungava	QC	Lac Fleury	1005543	A	1	101.68	41.15	35 H/12	4	30
Expo Ungava	QC	Lac Fleury	1005544	A	1	101.68	41.15	35 H/12	4	31
Expo Ungava	QC	Lac Fleury	1005545	A	1	101.68	41.15	35 H/12	4	32
Expo Ungava	QC	Lac Fleury	1005546	A	1	101.68	41.15	35 H/12	4	33
Expo Ungava	QC	Lac Fleury	1005547	A	1	101.68	41.15	35 H/12	4	34
Expo Ungava	QC	Lac Fleury	1005548	A	1	101.68	41.15	35 H/12	4	35
Expo Ungava	QC	Lac Fleury	1005549	A	1	101.68	41.15	35 H/12	4	36
Expo Ungava	QC	Lac Fleury	1005550	A	1	101.68	41.15	35 H/12	4	37
Expo Ungava	QC	Lac Fleury	1005551	A	1	101.68	41.15	35 H/12	4	38
Expo Ungava	QC	Lac Fleury	1005552	A	1	101.68	41.15	35 H/12	4	39
Expo Ungava	QC	Lac Fleury	1005553	A	1	101.68	41.15	35 H/12	4	40
Expo Ungava	QC	Lac Fleury	1005554	A	1	101.68	41.15	35 H/12	4	41
Expo Ungava	QC	Lac Fleury	1005555	A	1	101.68	41.15	35 H/12	4	42
Expo Ungava	QC	Lac Fleury	1005556	A	1	101.68	41.15	35 H/12	4	43
Expo Ungava	QC	Lac Fleury	1005557	A	1	101.68	41.15	35 H/12	4	44
Expo Ungava	QC	Lac Fleury	1005558	A	1	101.68	41.15	35 H/12	4	45
Expo Ungava	QC	Lac Fleury	1005559	A	1	101.68	41.15	35 H/12	4	46
Expo Ungava	QC	Lac Fleury	1005560	A	1	101.68	41.15	35 H/12	4	47
Expo Ungava	QC	Lac Fleury	1005561	A	1	101.68	41.15	35 H/12	4	48
Expo Ungava	QC	Lac Fleury	1005562	A	1	101.68	41.15	35 H/12	4	49
Expo Ungava	QC	Lac Fleury	1005563	A	1	101.68	41.15	35 H/12	4	50
Expo Ungava	QC	Lac Fleury	1005564	A	1	101.68	41.15	35 H/12	4	51
Expo Ungava	QC	Lac Fleury	1005565	A	1	101.68	41.15	35 H/12	4	52
Expo Ungava	QC	Lac Fleury	1005566	A	1	101.68	41.15	35 H/12	4	53
Expo Ungava	QC	Lac Fleury	1005567	A	1	101.68	41.15	35 H/12	4	54
Expo Ungava	QC	Lac Fleury	1005568	A	1	101.68	41.15	35 H/12	4	55
Expo Ungava	QC	Lac Fleury	1005569	A	1	101.68	41.15	35 H/12	4	56
Expo Ungava	QC	Lac Fleury	1005570	A	1	101.68	41.15	35 H/12	4	57
Expo Ungava	QC	Lac Fleury	1005571	A	1	101.68	41.15	35 H/12	4	58
Expo Ungava	QC	Lac Fleury	1005572	A	1	101.68	41.15	35 H/12	4	59
Expo Ungava	QC	Lac Fleury	1005573	A	1	101.68	41.15	35 H/12	4	60
Expo Ungava	QC	Lac Fleury	1005574	A	1	101.63	41.13	35 H/12	5	31
Expo Ungava	QC	Lac Fleury	1005575	A	1	101.63	41.13	35 H/12	5	32
Expo Ungava	QC	Lac Fleury	1005576	A	1	101.63	41.13	35 H/12	5	33
Expo Ungava	QC	Lac Fleury	1005577	A	1	101.63	41.13	35 H/12	5	34
Expo Ungava	QC	Lac Fleury	1005578	A	1	101.63	41.13	35 H/12	5	35
Expo Ungava	QC	Lac Fleury	1005579	A	1	101.63	41.13	35 H/12	5	36
~~Expo Ungava~~	~~QC~~	~~Lac Fleury~~	~~1005580~~	~~A~~	~~1~~	~~101.63~~	~~41.13~~	~~35 H/12~~	~~5~~	~~37~~
Expo Ungava	QC	Lac Fleury	1005581	A	1	101.66	41.14	35 H/12	5	38
Expo Ungava	QC	Lac Fleury	1005582	A	1	101.63	41.13	35 H/12	5	39
Expo Ungava	QC	Lac Fleury	1005583	A	1	101.66	41.14	35 H/12	5	40
Expo Ungava	QC	Lac Fleury	1005584	A	1	101.66	41.14	35 H/12	5	41

Property Name	Province	Township	Claim	Claim Status	Units	Acres	Hectares	NTS Map Sheet	Range	Lot
Expo Ungava	QC	Lac Fleury	1005585	A	1	101.66	41.14	35 H/12	5	42
Expo Ungava	QC	Lac Fleury	1005586	A	1	101.66	41.14	35 H/12	5	43
Expo Ungava	QC	Lac Fleury	1005587	A	1	101.66	41.14	35 H/12	5	44
Expo Ungava	QC	Lac Fleury	1005588	A	1	101.66	41.14	35 H/12	5	45
Expo Ungava	QC	Lac Fleury	1005589	A	1	101.66	41.14	35 H/12	5	46
Expo Ungava	QC	Lac Fleury	1005590	A	1	101.66	41.14	35 H/12	5	47
Expo Ungava	QC	Lac Fleury	1005591	A	1	101.66	41.14	35 H/12	5	48
Expo Ungava	QC	Lac Fleury	1005592	A	1	101.66	41.14	35 H/12	5	49
Expo Ungava	QC	Lac Fleury	1005593	A	1	101.66	41.14	35 H/12	5	50
Expo Ungava	QC	Lac Fleury	1005594	A	1	101.66	41.14	35 H/12	5	51
Expo Ungava	QC	Lac Fleury	1005595	A	1	101.66	41.14	35 H/12	5	52
Expo Ungava	QC	Lac Fleury	1005596	A	1	101.66	41.14	35 H/12	5	53
Expo Ungava	QC	Lac Fleury	1005597	A	1	101.66	41.14	35 H/12	5	54
Expo Ungava	QC	Lac Fleury	1005598	A	1	101.66	41.14	35 H/12	5	55
Expo Ungava	QC	Lac Fleury	1005604	A	1	101.61	41.12	35 H/12	6	38
Expo Ungava	QC	Lac Fleury	1005605	A	1	101.61	41.12	35 H/12	6	39
Expo Ungava	QC	Lac Fleury	1005606	A	1	101.61	41.12	35 H/12	6	40
Expo Ungava	QC	Lac Fleury	1005607	A	1	101.61	41.12	35 H/12	6	41
Expo Ungava	QC	Lac Fleury	1005608	A	1	101.61	41.12	35 H/12	6	42
Expo Ungava	QC	Lac Fleury	1005609	A	1	101.61	41.12	35 H/12	6	43
Expo Ungava	QC	Lac Fleury	1005610	A	1	101.61	41.12	35 H/12	6	44
Expo Ungava	QC	Lac Fleury	1005611	A	1	101.61	41.12	35 H/12	6	45
Expo Ungava	QC	Lac Fleury	1005612	A	1	101.61	41.12	35 H/12	6	46
Expo Ungava	QC	Lac Fleury	1005613	A	1	101.61	41.12	35 H/12	6	47
Expo Ungava	QC	Lac Fleury	1005614	A	1	101.61	41.12	35 H/12	6	48
Expo Ungava	QC	Lac Fleury	1005615	A	1	101.61	41.12	35 H/12	6	49
Expo Ungava	QC	Lac Fleury	1005616	A	1	101.61	41.12	35 H/12	6	50
Expo Ungava	QC	Lac Fleury	1005617	A	1	101.61	41.12	35 H/12	6	51
Expo Ungava	QC	Lac Fleury	1005618	A	1	101.61	41.12	35 H/12	6	52
Expo Ungava	QC	Lac Fleury	1005619	A	1	101.63	41.13	35 H/12	6	53
Expo Ungava	QC	Lac Fleury	1005620	A	1	101.63	41.13	35 H/12	6	54
Expo Ungava	QC	Lac Fleury	1005621	A	1	101.63	41.13	35 H/12	6	55
Expo Ungava	QC	Lac Fleury	1005627	A	1	101.58	41.11	35 H/12	7	44
Expo Ungava	QC	Lac Fleury	1005628	A	1	101.58	41.11	35 H/12	7	45
Expo Ungava	QC	Lac Fleury	1005629	A	1	101.58	41.11	35 H/12	7	46
Expo Ungava	QC	Lac Fleury	1005630	A	1	101.58	41.11	35 H/12	7	47
Expo Ungava	QC	Lac Fleury	1005631	A	1	101.58	41.11	35 H/12	7	48
Expo Ungava	QC	Lac Fleury	1005632	A	1	101.58	41.11	35 H/12	7	49
Expo Ungava	QC	Lac Fleury	1005633	A	1	101.58	41.11	35 H/12	7	50
Expo Ungava	QC	Lac Fleury	1005634	A	1	101.58	41.11	35 H/12	7	51
Expo Ungava	QC	Lac Fleury	1005635	A	1	101.58	41.11	35 H/12	7	52
Expo Ungava	QC	Lac Fleury	1005636	A	1	101.58	41.11	35 H/12	7	53
Expo Ungava	QC	Lac Fleury	1005637	A	1	101.58	41.11	35 H/12	7	54
Expo Ungava	QC	Lac Fleury	1005638	A	1	101.58	41.11	35 H/12	7	55
Expo Ungava	QC	Lac Fleury	1005639	A	1	101.58	41.11	35 H/12	7	56
Expo Ungava	QC	Lac Fleury	1005640	A	1	101.58	41.11	35 H/12	7	57
Expo Ungava	QC	Lac Fleury	1005641	A	1	101.58	41.11	35 H/12	7	58
Expo Ungava	QC	Lac Fleury	1005642	A	1	101.58	41.11	35 H/12	7	59
Expo Ungava	QC	Lac Fleury	1005643	A	1	101.58	41.11	35 H/12	7	60
Expo Ungava	QC	Lac Fleury	1005644	A	1	101.56	41.10	35 H/12	8	50
Expo Ungava	QC	Lac Fleury	1005645	A	1	101.56	41.10	35 H/12	8	51
Expo Ungava	QC	Lac Fleury	1005646	A	1	101.56	41.10	35 H/12	8	52
Expo Ungava	QC	Lac Fleury	1005647	A	1	101.56	41.10	35 H/12	8	53
Expo Ungava	QC	Lac Fleury	1005648	A	1	101.56	41.10	35 H/12	8	54
Expo Ungava	QC	Lac Fleury	1005649	A	1	101.56	41.10	35 H/12	8	55
Expo Ungava	QC	Lac Fleury	1005650	A	1	101.56	41.10	35 H/12	8	56
Expo Ungava	QC	Lac Fleury	1005651	A	1	101.56	41.10	35 H/12	8	57
Expo Ungava	QC	Lac Fleury	1005652	A	1	101.56	41.10	35 H/12	8	58
Expo Ungava	QC	Lac Fleury	1005653	A	1	101.56	41.10	35 H/12	8	59

Property Name	Province	Township	Claim	Claim Status	Units	Acres	Hectares	NTS Map Sheet	Range	Lot
Expo Ungava	QC	Lac Fleury	1005654	A	1	101.56	41.10	35 H/12	8	60
Expo Ungava	QC	Lac Fleury	1005655	A	1	101.53	41.09	35 H/12	9	57
Expo Ungava	QC	Lac Fleury	1005656	A	1	101.53	41.09	35 H/12	9	58
Expo Ungava	QC	Lac Fleury	1005657	A	1	101.53	41.09	35 H/12	9	59
Expo Ungava	QC	Lac Fleury	1005658	A	1	101.53	41.09	35 H/12	9	60
Expo Ungava	QC	Cratere du N.Queb	1005914	A	1	101.85	41.22	35 H/05	27	18
Expo Ungava	QC	Cratere du N.Queb	1005915	A	1	101.85	41.22	35 H/05	27	19
Expo Ungava	QC	Cratere du N.Queb	1005916	A	1	101.85	41.22	35 H/05	27	20
Expo Ungava	QC	Cratere du N.Queb	1005917	A	1	101.85	41.22	35 H/05	27	21
Expo Ungava	QC	Cratere du N.Queb	1005918	A	1	101.85	41.22	35 H/05	27	22
Expo Ungava	QC	Cratere du N.Queb	1005919	A	1	101.83	41.21	35 H/05	28	18
Expo Ungava	QC	Cratere du N.Queb	1005920	A	1	101.83	41.21	35 H/05	28	19
Expo Ungava	QC	Cratere du N.Queb	1005921	A	1	101.83	41.21	35 H/05	28	20
Expo Ungava	QC	Cratere du N.Queb	1005922	A	1	101.83	41.21	35 H/05	28	21
Expo Ungava	QC	Cratere du N.Queb	1005923	A	1	101.83	41.21	35 H/05	28	22
Expo Ungava	QC	Cratere du N.Queb	1005924	A	1	101.83	41.21	35 H/05	28	23
Expo Ungava	QC	Cratere du N.Queb	1005925	A	1	101.83	41.21	35 H/05	28	24
Expo Ungava	QC	Cratere du N.Queb	1005926	A	1	101.83	41.21	35 H/05	28	25
Expo Ungava	QC	Cratere du N.Queb	1005927	A	1	101.83	41.21	35 H/05	28	26
Expo Ungava	QC	Cratere du N.Queb	1005928	A	1	101.83	41.21	35 H/05	28	27
Expo Ungava	QC	Cratere du N.Queb	1005929	A	1	101.83	41.21	35 H/05	28	28
Expo Ungava	QC	Cratere du N.Queb	1005930	A	1	101.81	41.20	35 H/05	29	18
Expo Ungava	QC	Cratere du N.Queb	1005931	A	1	101.81	41.20	35 H/05	29	19
Expo Ungava	QC	Cratere du N.Queb	1005932	A	1	101.81	41.20	35 H/05	29	20
Expo Ungava	QC	Cratere du N.Queb	1005933	A	1	101.81	41.20	35 H/05	29	21
Expo Ungava	QC	Cratere du N.Queb	1005934	A	1	101.81	41.20	35 H/05	29	22
Expo Ungava	QC	Cratere du N.Queb	1005935	A	1	101.81	41.20	35 H/05	29	23
Expo Ungava	QC	Cratere du N.Queb	1005936	A	1	101.81	41.20	35 H/05	29	24
Expo Ungava	QC	Cratere du N.Queb	1005937	A	1	101.81	41.20	35 H/05	29	25
Expo Ungava	QC	Cratere du N.Queb	1005938	A	1	101.81	41.20	35 H/05	29	26
Expo Ungava	QC	Cratere du N.Queb	1005939	A	1	101.81	41.20	35 H/05	29	27
Expo Ungava	QC	Cratere du N.Queb	1005940	A	1	101.81	41.20	35 H/05	29	28
Expo Ungava	QC	Cratere du N.Queb	1005941	A	1	101.81	41.20	35 H/05	29	29
Expo Ungava	QC	Cratere du N.Queb	1005942	A	1	101.81	41.20	35 H/05	29	30
Expo Ungava	QC	Cratere du N.Queb	1005943	A	1	101.81	41.20	35 H/05	29	31
Expo Ungava	QC	Cratere du N.Queb	1005944	A	1	101.81	41.20	35 H/05	29	32
Expo Ungava	QC	Cratere du N.Queb	1005945	A	1	101.81	41.20	35 H/05	29	33
Expo Ungava	QC	Cratere du N.Queb	1005946	A	1	101.81	41.20	35 H/05	29	34
Expo Ungava	QC	Cratere du N.Queb	1005947	A	1	101.78	41.19	35 H/05	30	18
Expo Ungava	QC	Cratere du N.Queb	1005948	A	1	101.78	41.19	35 H/05	30	19
Expo Ungava	QC	Cratere du N.Queb	1005949	A	1	101.78	41.19	35 H/05	30	20
Expo Ungava	QC	Cratere du N.Queb	1005950	A	1	101.78	41.19	35 H/05	30	21
Expo Ungava	QC	Cratere du N.Queb	1005951	A	1	101.78	41.19	35 H/05	30	22
Expo Ungava	QC	Cratere du N.Queb	1005952	A	1	101.78	41.19	35 H/05	30	23
Expo Ungava	QC	Cratere du N.Queb	1005953	A	1	101.78	41.19	35 H/05	30	24
Expo Ungava	QC	Cratere du N.Queb	1005954	A	1	101.78	41.19	35 H/05	30	25
Expo Ungava	QC	Cratere du N.Queb	1005955	A	1	101.78	41.19	35 H/05	30	26
Expo Ungava	QC	Cratere du N.Queb	1005956	A	1	101.78	41.19	35 H/05	30	27
Expo Ungava	QC	Cratere du N.Queb	1005957	A	1	101.78	41.19	35 H/05	30	28
Expo Ungava	QC	Cratere du N.Queb	1005958	A	1	101.78	41.19	35 H/05	30	29
Expo Ungava	QC	Cratere du N.Queb	1005959	A	1	101.78	41.19	35 H/05	30	30
Expo Ungava	QC	Cratere du N.Queb	1005960	A	1	101.78	41.19	35 H/05	30	31
Expo Ungava	QC	Cratere du N.Queb	1005961	A	1	101.78	41.19	35 H/05	30	32
Expo Ungava	QC	Cratere du N.Queb	1005962	A	1	101.78	41.19	35 H/05	30	33
~~Expo Ungava~~	~~QC~~	~~Cratere du N.Queb~~	~~1005963~~	~~A~~	~~1~~	~~101.78~~	~~41.19~~	~~35 H/05~~	~~30~~	~~34~~
Expo Ungava	QC	Cratere du N.Queb	1005964	A	1	101.78	41.19	35 H/05	30	35
Expo Ungava	QC	Cratere du N.Queb	1005965	A	1	101.78	41.19	35 H/05	30	36
Expo Ungava	QC	Cratere du N.Queb	1005966	A	1	101.78	41.19	35 H/05	30	37
Expo Ungava	QC	Cratere du N.Queb	1005967	A	1	101.78	41.19	35 H/05	30	38

Claim List

Property Name	Province	Township	Claim	Claim Status	Units	Acres	Hectares	NTS Map Sheet	Range	Lot
Expo Ungava	QC	Cratere du N.Queb	1005968	A	1	101.78	41.19	35 H/05	30	39
Expo Ungava	QC	Cratere du N.Queb	1005969	A	1	101.78	41.19	35 H/05	30	40
Expo Ungava	QC	Lac Fleury	1006201	A	1	101.66	41.14	35 H/12	5	56
Expo Ungava	QC	Lac Fleury	1006202	A	1	101.66	41.14	35 H/12	5	57
Expo Ungava	QC	Lac Fleury	1006203	A	1	101.66	41.14	35 H/12	5	58
Expo Ungava	QC	Lac Fleury	1006204	A	1	101.66	41.14	35 H/12	5	59
Expo Ungava	QC	Lac Fleury	1006205	A	1	101.66	41.14	35 H/12	5	60
Expo Ungava	QC	Lac Fleury	1006206	A	1	101.63	41.13	35 H/12	6	56
Expo Ungava	QC	Lac Fleury	1006207	A	1	101.63	41.13	35 H/12	6	57
Expo Ungava	QC	Lac Fleury	1006208	A	1	101.63	41.13	35 H/12	6	58
Expo Ungava	QC	Lac Fleury	1006209	A	1	101.63	41.13	35 H/12	6	59
Expo Ungava	QC	Lac Fleury	1006210	A	1	101.63	41.13	35 H/12	6	60
Expo Ungava	QC	Lac Rinfret	1006310	A	1	101.66	41.14	35 H/11	5	1
Expo Ungava	QC	Lac Rinfret	1006311	A	1	101.63	41.13	35 H/11	6	1
Expo Ungava	QC	Lac Rinfret	1006312	A	1	101.63	41.13	35 H/11	6	2
Expo Ungava	QC	Lac Rinfret	1006313	A	1	101.63	41.13	35 H/11	6	3
Expo Ungava	QC	Lac Rinfret	1006314	A	1	101.63	41.13	35 H/11	6	4
Expo Ungava	QC	Lac Rinfret	1006315	A	1	101.63	41.13	35 H/11	6	5
Expo Ungava	QC	Lac Rinfret	1006316	A	1	101.63	41.13	35 H/11	6	6
Expo Ungava	QC	Lac Rinfret	1006317	A	1	101.58	41.11	35 H/11	7	1
Expo Ungava	QC	Lac Rinfret	1006318	A	1	101.58	41.11	35 H/11	7	2
Expo Ungava	QC	Lac Rinfret	1006319	A	1	101.58	41.11	35 H/11	7	3
Expo Ungava	QC	Lac Rinfret	1006320	A	1	101.58	41.11	35 H/11	7	4
Expo Ungava	QC	Lac Rinfret	1006321	A	1	101.58	41.11	35 H/11	7	5
Expo Ungava	QC	Lac Rinfret	1006322	A	1	101.58	41.11	35 H/11	7	6
Expo Ungava	QC	Lac Rinfret	1006347	A	1	101.56	41.10	35 H/11	9	34
Expo Ungava	QC	Lac Rinfret	1006348	A	1	101.56	41.10	35 H/11	9	35
Expo Ungava	QC	Lac Rinfret	1018394	A	1	101.04	40.89	35 H/11	9	10

UNGAVA MINERALS CORP.
Toronto, Ontario

November 26, 2003
Issued and Outstanding: 18,246,610 Common Shares

LITIGATION UPDATE

Ungava Minerals Corp. ("Ungava") wishes to advise that Robert Wares, for himself and Cygnus Consulting Corp., has brought a motion in the pending Ontario litigation to be excluded from the Counterclaim made by Ungava. Wares had files an affidavit in support dated November 3, 2003 to which Glen Erikson has responded. Both affidavits will be attached to the Material Change Report filed in connection with this press release.

Ungava also wishes to advise that CRI has produced a Report prepared by Strathcona Minerals Services Limited regarding CRI's expenditures on the Ungava Property. That Report credibly informs Ungava that direct field costs of $4,905,500 have been incurred by CRI to date on the Ungava Property. Accordingly, CRI is, pursuant to the terms of the Agreement of January 12, 2001, entitled to be vested in a 70% interest in the Ungava Property and Ungava has so agreed in a Memorandum of Agreement dated 25 November 2003, which reserves Ungava's rights to continue to act to set aside the said Agreement of January 12, 2001 for cause.

The Strathcona Report also indicates that as at December 31, 2002 CRI had spent $1,586,000 in direct expenditures on the Ungava Property. Accordingly, Ungava concludes that CRI's demand for vesting of the 70% interest in 2002 was not timely, nor was CRI entitled to vesting at the time CRI called for arbitration in this regard. The Memorandum of Agreement and Award of the Arbitrator in this regard will be attached to the Material Change Report to be filed in connection with this press release as well.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

MATERIAL CHANGE REPORT

03 DEC -5 AM 7:21

UNDER SECTION 118(1) *SECURITIES ACT* (ALBERTA)
UNDER SECTION 81(2) *SECURITIES ACT* (NOVA SCOTIA)
UNDER SECTION 75(2) *SECURITIES ACT* (ONTARIO)
UNDER SECTION 73 *SECURITIES ACT* (QUEBEC)

Item 1 – Reporting Issuer

UNGAVA MINERALS CORP.
366 Bay Street, Suite 800
Toronto, Ontario M5H 4B2

Item 2 – Date of Material Change

November 17, 2003

Item 3 – News Release

A press release relating to a Notice of Arbitration given to Canadian Royalties Inc. by the Reporting Issuer was issued on November 17, 2003 through Infolink Communications.

Item 4 – Summary of Material Change

The Company has delivered a Notice of Arbitration to Canadian Royalties Inc. ("CRI") in which it claims arbitration concerning breaches of fiduciary and other duties by CRI.

Item 5 – Full Description of Material Change

Refer to the information provided in the attached.

Schedule A – Full Text of Press Release
Schedule B – Decision of Master Haberman
Schedule C – Decision of Justice Speigel
Schedule D – Notice of Arbitration dated November 14, 2003

Item 6 – Reliance on Section 118 (2) *Securities Act* (Alberta), Section 81(2) of the *Securities* Act(Nova Scotia), Section 75(3) of the *Securities Act* (Ontario) and Section 73 of the S*ecurities Act* (Québec)

Not applicable

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

The name of a Senior Officer of the Reporting Issuer who is knowledgeable about the material changes and this report and who can be contacted by the Chief of Securities Administration is:

Lorne H. Albaum
President
Business Telephone Number: (416) 304-1932

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Toronto, in the Province of Ontario, this 17th day of November, 2003.

Signed: "Lorne H. Albaum"

Lorne H. Albaum
President,
UNGAVA MINERALS CORP.

SCHEDULE "A"

UNGAVA MINERALS CORP. November 17, 2003
Toronto, Ontario Issued and Outstanding: 18,246,610 Common Shares

UNGAVA MINERALS CORP.
SEEKS FURTHER ARBITRATION AGAINST
CANADIAN ROYALTIES INC.

Ungava Minerals Corp. ("Ungava") announces that it has delivered a notice to Canadian Royalties Inc. ("CRI") in which it claims an arbitration concerning CRI's breaches of fiduciary and other duties in failing to disclose relevant information and documentation to Ungava, in disclosing false and misleading information and documentation to Ungava and in allowing parties for which it is responsible to provide false and misleading evidence and testimony in the course of the 2002 arbitration proceeding between the parties.

Ungava in its Press Release dated September 22, 2003 informed shareholders of some recently discovered information ("New Evidence") relating to a Report prepared in 1998 regarding exploration of another mineral property in the course of which sampling occurred as a result of a trespass onto Ungava's property. The New Evidence which includes as well the fact that a false and misleading version of the said Report was produced by CRI in satisfaction of an undertaking given in the course of the 2002 arbitration will be relevant in the pending action in Ontario where Ungava has delivered a counterclaim and where CRI seeks to avoid having to respond by claiming *res judicata* in respect of the 2002 Arbitration Award (the "Strike Motion"). Ungava's application to have the New Evidence admitted has been denied, erroneously in Ungava's submission and Ungava is seeking leave to appeal the decision not to admit the New Evidence on the Strike Motion.

The New Evidence is also relevant to the question of whether the Quebec Superior Court will consider it a reason to annul the Homologation Order of that Court which gives authority to the 2002 Arbitration Award. Ungava has filed a petition for such annulment. The New Evidence will be relevant on the Strike Motion in the Ontario action whatever the outcome of the petition for annulment. Annulment of the Homologation Order would merely set aside the Arbitration Award and not provide any redress to Ungava for CRI's breaches of duty relating thereto.

CRI has claimed arbitration to obtain the vesting of a 70% interest in Ungava's property for reason of its expenditures on the property ("Arbitration #2"). The New Evidence is not relevant to the issue in Arbitration #2. Accordingly, as the New Evidence is probative of a series of breaches of fiduciary and other duties by CRI which have given rise to harm, on Friday November 14, 2003, Ungava gave notice to CRI of arbitration ("Arbitration #3") in which it claims relief for such breaches, including the termination of the Option Agreement of January 12, 2001.

Attached to the Material Change Report to be filed in connection with this Press Release will be the decisions of Master Haberman and Justice Spiegel regarding Ungava's motion for admission of the New Evidence to be heard in the Strike Motion, the Notice of seeking leave to Appeal, and the Notice of Arbitration dated November 14, 2003.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

- 30 -

SCHEDULE "B"

03-CV-244125CM2

Canadian Royalties v. Ungava Minerals Corp. et al.

Pitch, H. and Sokolsky, M. for Ungava, the moving parites
Crain K. for CRI, the responding party
McCormack J. for University of Toronto and Mungall (watch brief)

Endorsement

Master Haberman: This matter came before me today on an urgent basis, as my disposition was needed before the October 7, 2003 return date before a judge.

Having reviewed the material submitted and having heard counsels' oral submissions, I am compelled to dismiss the motion for leave to file the affidavit of Glen Erikson. Due to time constraints, I was unable to deal with the leave application regarding the other two affidavits or the refusals issue. Mr. Pitch assured me at the outset that this was the "priority" issue, and so we began and ended here.

THE LAW

In my view, the law in this area is fairly straightforward. The Rules prescribe a code with respect to the manner in which evidence shall be filed for motions and applications, along with the timing for this activity in relation to cross-examinations.

Rule 39.02(1) permits a party to a motion or application to cross-examine a deponent on affidavits served by parties adverse in interest. They are only entitled do so, however, on two conditions. First, they must have completed all examinations under Rule 39.03. More importantly in this context of this motion, they must have served all affidavits on which they intend to rely.

This rigid timing regime is echoed by Rule 39.02(2), which prohibits a party from filing further affidavit evidence after they have cross-examined on affidavits filed by an adverse party unless that party consents or leave of the court is obtained. The court shall grant leave when satisfied that a party ought to be permitted to respond to any matter raised on cross-examination. In granting leave, the court can impose such terms as are just.

These two Rules must be read together. The intention of the legislature appears to be that the entirety of a party's evidence must be rendered before they begin their cross-examinations. If they decide not to file evidence of their own and take their chances on getting the information they require out on cross-examination, they cannot then turn around and file an affidavit if their strategy does not succeed. Only in rare cases will the court grant leave to file further evidence after cross-examination. The requirement for leave is that the moving party must demonstrate that something arose in the context of that cross-examination to which they should be

permitted to respond. Absent that context, the general rule prevails and there is no discretion permitting the court to deviate from it.

The case law that discusses these Rules goes even further. The basic 4-part test is set out by Quinn J. in *Nolan v. Canada (Attorney General)*, 38 O.R. (3d) 722. There, Quinn J. states that Rule 39.02(2) should be given its ordinary meaning. As he puts it:

> *The question to be asked is this: Was any matter raised, on cross-examination of an affidavit by an adverse party, to which the moving party ought now be permitted to respond. The answer to that question required a consideration of the following:*
>
> 1. *Is the matter that was "raised on the cross-examination" relevant to the litigation?*
> 2. *Is the affidavit, sought to be filed, itself responsive to the matter that was raised on the cross-examination?*
> 3. *If the leave sought is granted, will it operate unfairly against the adverse party? In my view, unfairness would be equated with non-compensable prejudice;*
> 4. *If the leave sought is granted, what additional terms (apart from costs and an adjournment), if any, are just?*

This test is still the law of this province (see *Bloorview Children's Hospital Foundation v. Bloorview MacMillan Centre*, [2001} O.J. No. 1701; *Brock Home Improvement Products Inc. v. Corcoran*, [2002] O.J. No. 931.)

More recently, in Brock, supra, Stinson J. added a further element to the test. First, he reviewed the combined effect of Rules 30.02(2) and (3) stating that they are:

> *an important and integral part of the procedural code governing the conduct of motions and application. These rules are designed to place finite limits on the evidentiary element of those proceedings, an element that is all too frequently time-consuming, expensive and drawn-out. These rules oblige the parties to consider the issues and to put all relevant evidence forward before embarking upon cross-examination of the opposite party's witness. This approach is mandated by the rules to achieve the "just, most expeditious and least expensive determination" of motions and applications. Consistent with that approach, it is only in exceptional cases that resort should be had to rule 39.02.*

As a result, Stinson J. concluded that, in addition to the 4 criteria set out in Nolan, a party seeking to tender further evidence after having completed their cross-examination must provide the court with a satisfactory explanation for not having included the proposed additional material as part of their pre-cross-examination case. In his view, the court must "scrutinize carefully the reasons for the omission and the evidence offered in support of that explanation." To do less, in his words:

> *Undermines the integrity of the evidentiary framework for motions and applications that is mandated by the rules. Absent some reasonable explanation for the original omission, leave should be refused.*

It is against this legal backdrop that I have assessed the facts.

Ungava submitted that the test for allowing new evidence is not fully articulated by Rule 39.02(2). It was their position that case law has clarified when the Rule applies and what the court ought to do in other circumstances. Ungava relies on the case of BFC *Construction Group Inc. v. Ontario Realty Corp.*, where it was held that Rule 39.02(2) only applies when the new affidavit responds to an issue raised in cross-examination. In such cases, the Rule mandates that the new evidence shall be permitted. In that case, the master held that the court retained residual discretion to deal with those circumstances that did not meet the Rule 39.02(2) scenario, such that the new affidavit is not intended to be responsive to an issue that arose on cross-examination.

With all due respect to my colleague, I am unable to follow *BCF*, which was decided before *Brock*. In *Brock*, Stinson J. makes it clear that these subrules must be read together and that they reflect the entirety of what the court is able to do when confronted with the possibility of new evidence. The Rules address these issues clearly and fully. There is no room for discretion to be exercised where the criteria set out in subrule (2) and expanded upon in *Nolan* and *Brock* have not been met.

I now turn to the facts and why, in my view, they fail to meet the threshold of what is required here.

FACTS and ANALYSIS

Some background is required in order to assess Ungava's submissions in the context of the legal test.

This case involves minerals rights to a valuable mining property located in northern Quebec. Ungava currently holds a permit to mine this piece of Crown land. The plaintiff (CRI) has similar rights with respect to an abutting piece of land, located to the north of Ungava's holding. In January 2001, Ungava and CRI entered into a joint venture agreement (the agreement), pursuant to which CRI agreed to provide exploration and development funding, in exchange for which they could acquire up to an 80% interest in Ungava's permit.

A dispute soon arose between the parties. Ungava took the position, *inter alia*, that CRI had failed to make material disclosure to them during the course of negotiations of the agreement. Ungava maintains that, in September 2001, CRI trespassed onto Ungava property and carried out geophysical surveying, mapping and sampling. Their undisclosed efforts led to the discovery of valuable copper and PMG mineralization. On the basis of this alleged non-disclosure, Ungava sought to set aside the agreement. In order to assert their position, Ungava invoked the arbitration clause in the agreement in April 2002. The arbitration was arranged to take place in Quebec, as required by the terms of the agreement.

Cross-examinations were conducted preliminary to the arbitration. During the course of the examination of a CRI witness, Ungava's Quebec counsel asked about the basis for a press release, in which there was reference to a valuable TK discovery by Nova West, CRI's predecessor in the area. In response, the witness indicated that the information came from a

report that was part of the public domain, as it had been filed with the Quebec Ministry of Natural Resources. An undertaking to produce the report was requested. Counsel discussed the issue for 2 pages, with CRI's counsel repeating that, as the document falls within the public domain, they are not required to provide a copy of it. Ultimately, CRI's counsel indicated that he would advise as to his position.

CRI did provide Ungava with a copy of the document, a report prepared by P. Fisher and Associates in November 1998 (the Fisher report). What was provided behind the cover page was a one page summary; 6 page report; 5 short "statements" or attestations; 2 tables and 6 figures. Table 2 is entitled "assay results of Expo East Permit" and it contains various UTM coordinates that can be used to plot the precise location of each sampling hole.

On page 1-2 of the report, there is reference to the fact that the data collected in 1998 was plotted on several computer-generated maps. The report goes on to state that:

> *The following data are plotted, with exact locations, on individual maps at a scale of 1:50,000; Sample stations, rock types, structures and assay results for Cu, Ni, Zn and Pd. Pt.Au.*

Although 6 figures, or maps, were appended to the report, no maps showing sample stations or many of the other features referred to were included in the package. The report, itself, suggested that the findings that were made were on CRI rather than Ungava property. As it turns out, that may have been incorrect.

The matter moved forward towards the arbitration hearing, initially scheduled for July 15, 2002. One week before the start date, Ungava's counsel sought to be removed from the record. The arbitrator made the requested order and adjourned the arbitration for a one-month period. New counsel was located and retained but obviously had a limited period of time within which to get up to speed before the hearing was scheduled to begin.

Ungava's new counsel did not seek an adjournment. Instead, they asked the arbitrator to appoint a surveyor after the conclusion of the evidence, who could report regarding the boundary location. In their view, this was apparently a necessary step in establishing that a trespass had taken place. The arbitrator refused the request, convened the hearing and issued his report on October 31, 2002. CRI was successful regarding the issue – no trespass appears to have bee made out.

CRI had the arbitrator's decision homologated by the Quebec Superior Court, so that it has the status of a judgment in that province. They then came to Ontario to pursue their costs against Ungava. In order to do so, they began this action, wherein they asked to have the Quebec judgment recognized in Ontario. By way of counterclaim, Ungava questioned the propriety of the arbitration award, on a number of grounds. They maintain that the arbitrator failed to follow basic rules of natural justice such that the decision contravenes public policy and that it should therefore set side. By way of counterclaim, they again seek to revisit the issues raised before the arbitrator. Ungava then paid the cost order and CRI filed a discontinuance of the main action. The counterclaim remains.

CRI's motion, returnable on October 7, 2003, seeks to have the Superior Court in Ontario find that it has no jurisdiction to deal with Ungava's counterclaim in view of the arbitration clause and the arbitration award. In the alternative, CRI submits that Ontario is not the proper forum for this debate. Finally, they claim that the counterclaim discloses no reasonable cause of action and that it is frivolous and vexations. They ask the court to dismiss the action, strike the counterclaim or to stay it.

The motion was scheduled for October 7, 2003, and a timetable for exchange of materials and cross-examination was created on May 20, 2003. My order of that day set out the time lines agreed to and ordered.

Counsel proceeded to prepare and cross-examination of Bruce Durham and Glen Erikson took place in mid August 2003.

It is in this context that the new evidence arises. That evidence effectively sets out the following: On August 21, 2003, after the completion of these cross-examinations, Ungava's expert, Jack Charlton took it upon himself to contact Pat O'Brien, the president of Nova West, which held the permit to the now CRI property at the time of the Fisher report. According to Erikson, O'Brien issued an invitation to him, through Charlton, to contact him, as he had useful information.

That day, Erikson contacted O'Brien and learned that Todd Keast, a CRI employee since 2000, had been part of the 1998 field crew that performed the work leading to the Fisher report. O'Brien then provided extracts of the report to Erikson. This material included a group of "figures" or maps that had not been appended to the version of the Fisher report that had been provided to Ungava by CRI in response to the request made prior to the arbitration. Ungava maintains that that was the first they learned that the mineralization referred to in the report was actually located on their land. O'Brien apparently confirmed that to Erikson. Erikson then obtained a copy of the full report directly from the Ministry and had Charlton plot the coordinates contained in table 2 of the report. They matched the locations of the alleged trespass by CRI in September 2001.

Ungava wants to be able to put this evidence before the court to demonstrate that CRI must have trespassed, as they went where Fisher had been and the Fisher report shows that this was Ungava property. Further, CRI must have been aware of the Fisher findings, as the possibility of both crews ending up in the same spot is too remote. On that basis, CRI must have known about the Fisher findings before the agreement was concluded, such that the agreement should be voided.

Ungava also suggests that there was something nefarious about the fact that CRI gave them the Fisher report minus the relevant maps and without the table of contents, which would have revealed the existence of such maps. From that, they ask the court to conclude that there was intentional concealment with respect to parts of this public domain document.

I turn now to the criteria that must be met for such evidence to be permitted.

1. Is this information relevant to the litigation?
The litigation, in this context, is the upcoming motion by CRI to strike, dismiss or stay the counterclaim. In response to the motion, Ungava will seek to demonstrate that neither *res judcata* nor issue estoppel should apply to bar the counterclaim in view of the lack of natural justice demonstrated throughout the arbitration process. Ungava submits that, as part of that submission, they will state that had Ungava been granted an adjournment as sought, there would have been time for their new counsel to review these materials more carefully and they would have obtained the full report from the Ministry. As a result, the fact that there was a discrepancy between the two versions assists them in demonstrating that an adjournment would have made a difference to the end result. (see paragraph 28, Ungava factum)

This submission is problematic, as it conflicts with what Ungava states later on at paragraph 34 of the factum. There, they take the position that this new evidence was not available earlier and could not have been discovered through reasonable diligence. If that is their position, it is difficult to understand how an adjournment in August 2002 would have provided them with the opportunity to discover what they say they only learned about fortuitously a year later.

In any event, the possible tangential relevance of this evidence is simply too remote to factor in a serious way in this motion. There are far too many possibilities that must line up in a row for the court to make any use at all of this information. Based on what I have reviewed and heard, I am satisfied that this evidence will only muddy the waters while adding nothing to assist in the context of the October 7 motion. Ungava's counsel concedes that this new evidence would create a sideshow of sorts if permitted. In that the "relevance" criterion has not been made out, such a sideshow is not justified.

2. Is the affidavit responsive to something raised in cross-examination?
Having determined that this is an essential element of the test, I conclude that factually, it has not been made out. The purpose of the Rule is to deal with surprises that arise during cross-examination and must be addressed, rather than the introduction of entirely new lines of evidence. The fact that Ungava's counsel asked to see whatever maps were relied on and was told "none" does not open to the fact that there were, in fact, maps in existence that could have been relied on.

It is also not helpful to point out that Ungava was not aware of this information, so could not have raised it in cross-examination. That simply ignores the purpose of Rule 39.02(2). The point here is that CRI did not raise anything new or surprising on cross-examination that merits a response. That is the potential harm that the Rule is directed at addressing.

3. Prejudice and terms
Prejudice is not asserted by CRI, so I need not deal with it. As I am not prepared to make the order, I need not discuss the terms.

4. The *Brock* test – is there a satisfactory explanation for not having included this evidence at the outset?

According to *Brock*, the court is required to carefully scrutinize the justification presented for the initial omission. Having done so, I am not satisfied that Ungava could not reasonably have discovered this information for themselves, well before delivering their material for this motion.

The Fisher report is short and not difficult to read. It makes express reference to maps that plot exact locations of samplings, while none were attached. While there might not have been time to get a copy of the report directly from the Ministry, at the very least an inquiry could have been directed to CRI for the obvious missing maps once the report was obtained and reviewed. Further, the UTM coordinates, ultimately used by Charlton to plot the sampling locations last month, could have been used by him much earlier to do just that.

I am also not prepared to accept the blanket statement that the maps and table of contents were received by CMI and surreptitiously removed by them to keep the true facts from Ungava. The undertaking was pressed for and not even given at the discovery table. For all CRI knew, Ungava may well have gone straight to the Ministry in the intervening period to get the report directly from that source. In any event, that is something that was always open to them to pursue. It is equally conceivable that this is the form in which CRI received the report, or that pages went missing when it was copied. It is interesting to note that the copy of the report that Ungava ultimately obtained from the Ministry had the figures arranged in a fairly haphazard manner. Figure 1 is printed with figure 3 on the flip side of the page. This is followed by figure 6, with figure 7 on the back. Next comes figure 8, backed by figure 9 and so on.

I conclude that it should have been fairly obvious that there were maps omitted from the version of the report that Ungava obtained from CRI. The fact that they chose not to follow up because it appeared that the report did not pertain to their land is a choice that Ungava made and must now live with.

On the basis of all of the foregoing, the motion is dismissed.

If counsel are not able to agree as to costs, I am prepared to entertain written submissions upon being advised, within 10 days, that my intervention is required. Counsel should write to me by fax to alert me to the issue, and I will provide a timetable for delivery of submissions by return order.

In view of the time constraints in getting this decision to counsel today, I trust counsel will understand that my haste has, no doubt, produced a good deal of typographical errors.

"Master Joan Haberman"
Master Joan M. Haberman

Heard and released: October 1, 2003

SCHEDULE "C"

Court File No. 03-CV-244125CM2
DATE: 20031105

SUPERIOR COURT OF JUSTICE - ONTARIO

RE: CANADIAN ROYALTIES INC., and UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC., and between UNGAVA MINERALS CORP. and GLEN MULLAN, BRUCE DURHAM, THOMAS O'BRADOVICH, JENNIFER BOYLE, GLEN SCHLYTER, JAMES MUNGALL, ROBERT WARES, CYGNUS CONSULTING INC., UNIVERSITY OF TORONTO and CANADIAN ROYALTIES INC.

BEFORE: **G. Speigel J.**

COUNSEL: Harvin D. Pitch, for the Defendants (Appellants) Plaintiffs by Counterclaim
Peter Griffin, for the Plaintiff (Respondents) Defendants by Counterclaim

ENDORSEMENT

[1] This is an appeal from Master Haberman's Order dismissing the appellant's motion to file a further affidavit after all relevant affidavits had been exchanged between the parties and cross-examinations had been concluded. The appellant, Ungava, is the defendant and the plaintiff by counterclaim in the main action. The respondent and defendant to the counterclaim, CRI, has discontinued its original claim against Ungava and it is now only the counterclaim that remains. CRI has brought a motion to strike the counterclaim and it is for the purposes of responding to this motion that Ungava seeks to tender the new affidavit evidence.

[2] In a carefully considered decision, Master Haberman concluded that based upon the test concerning the application of Rule 39.02(2), drawn from *Nolan v Canada (Attorney General)* (1997), 38 O.R. (3d) 722, and *Brock Home Improvement Products Inc. v Corcoran* (2002), 58 O.R. (3d) 722, the affidavit should not be received.

[3] Master Haberman held that the test is rigid and non-compliance with any of the four factors automatically leads to the conclusion that an affidavit cannot be tendered. In my view, both procedural and substantive fairness require that residual discretion always remains with the court to assess whether or not affidavits should be tendered, notwithstanding non-compliance with the test.

[4] However, in my view, Master Haberman's decision is correct in law in terms of her general assessment of the nature of the test. I also conclude that her application of the test to the facts of this case is correct.

[5] The test is as follows:

1) Is this information relevant to the litigation?

[6] Ungava seeks leave to introduce a supplemental affidavit of Glen Erikson, which it asserts is of vital importance to the issues to be determined in CRI's motion to strike the counterclaim. Specifically, Ungava argues that the new evidence is relevant to establish that CRI committed fraud and withheld information from it and from the arbitrator who decided the dispute between the parties in Quebec.

[7] Ungava seeks to establish fraud and the withholding of information in order to defeat the cause of action estoppel, issue estoppel and abuse of process raised by CRI in its motion to strike the counterclaim. However, the supplementary affidavit of Glen Erikson does not provide evidence that CRI committed fraud or withheld information from Ungava or the arbitrator in Quebec.

[8] I agree with Master Haberman's characterization of the new evidence as being at best tangible to the litigation. The connection between the evidence in the affidavit and Ungava's allegations is lacking. Considerably more evidence would be required to connect the two before this tangential evidence could be considered relevant to these proceedings.

2) Is the affidavit responsive to something raised in cross-examination?

[9] I agree with Master Haberman's determination that the affidavit is not responsive to something raised in cross-examination.

3) Prejudice and terms

[10] Prejudice was not argued either before Master Haberman or before me.

4) Is there a satisfactory explanation for not having included this evidence at the outset?

[11] I agree with Master Haberman that, with due diligence, Ungava could have discovered this information for itself before engaging in cross-examinations. The additional evidence appears to have come to the attention of Ungava as a result of communication with the President of Nova West, the obtainment of a public report, and further consultation with a retained expert, all of which could have taken place prior to the cross-examinations.

[12] For these reasons, the appeal is dismissed.

[13] If counsel are unable to agree upon costs, they are to make written submissions within 15 days.

"Speigel, J."
G. Speigel J.

DATE: November 5, 2003

SCHEDULE "D"

UNGAVA MINERALS CORP.

366 Bay Street, Suite 800
Toronto, ON Canada M5H 4B2
Tel: 416.304.1932
Fax: 416.304.0240

November 14, 2003

TO: Canadian Royalties Inc. ("CRI" herein)

Notice of Arbitration

Ungava Minerals Corp. and Ungava Mineral Exploration Inc., collectively "Ungava" herein, give notice that they call for arbitration pursuant to Article 12 of the Agreement between the parties dated January 12, 2001.

Ungava seeks arbitration in respect of breaches of fiduciary duty and other duties owed to it committed by CRI or for which CRI is liable, including, but not limited to:

1) publishing false and misleading press releases by which Ungava was misled;

2) producing an incomplete version of a Report of Peter Fischer dated November, 1998 which was filed with the MNRQ on December 16, 1998 as document 98341029 in satisfaction of an undertaking given in the course of the 2002 arbitration called for by Ungava ("Arbitration #1" herein);

3) concealing the trespass onto and sampling of Ungava's property which occurred in 1998 and was carried out by Todd Keast, which was falsely described in the text of the said Fischer Report; and

4) allowing false and misleading answers to be provided on examination for discovery and at the hearing of Arbitration #1.

A principal harm resulting from the foregoing breaches of duty by CRI are the findings of fact made in the Award rendered in Arbitration #1. Had CRI not defaulted in respect of its duties to Ungava, the Arbitrator would not have made the erroneous findings of fact which appear in the Arbitration Award.

CRI's breaches of duties owed to Ungava were intentionally committed for the purpose of deceiving Ungava or were negligently committed and the harm sustained by Ungava was intended and foreseeable by CRI.

As remedy, Ungava seeks the termination of the said Agreement between the parties of January 12, 2001 or damages in the alternative.

Dated 14th day of November, 2003

"Lorne Albaum"
Lorne H. Albaum
President of both
Ungava Minerals Corp. and
Ungava Mineral Exploration Inc.

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

UNGAVA MINERALS CORP.

BOX 2. INSIDER DATA

			DD	MM	YY
RELATIONSHIP(S) TO REPORTING ISSUER: 4		DATE OF LAST REPORT FILED			
CHANGE IN RELATIONSHIP FROM LAST REPORT	☐ YES ☒ NO	OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER	30	03	03

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MILLER

GIVEN NAMES: ALLAN

NO.: 87 STREET: FINDLAY AVENUE APT:

CITY: OTTAWA

PROV: ONTARIO POSTAL CODE: K1S 2V1

BUSINESS TELEPHONE NUMBER: 613 - 231 - 5656 EXT

BUSINESS FAX NUMBER: 613 - 230 - 8700

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☐ BRITISH COLUMBIA ☒ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	0	07	11	03	50	100,000			☐	100,000	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

03 DEC -5 AM 7:21

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DATE OF THIS REPORT	DD	MM	YY
ALLAN MILLER			12	11	03

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario, and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI).*

BOX 1 Name of reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec Securities Act – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:
A designation of class of securities held
D present balance of class of securities held
E nature of ownership (see List of Codes)
F identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections A to F:
A Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
B Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
C Indicate for each transaction:
- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in American dollars, check the space under "$ US"

List of Codes

BOX 5 C Nature of transaction

General	
Aquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pusuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48
Issuer Derivatives	
Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58
Third Party Derivatives	
Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73
Miscellaneous	
Change in nature of ownership	90
Other	97

D Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

E Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

F For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of each of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filled by facsimile in accordance with National instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI),* the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 4th Avenue S.W.
Calgary, AB, T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC, V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Facsimile: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB, R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Facsmile (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NFLD, A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS, B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON, M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Facsimile: (416) 593-3666

Commission des valeurs mobilieres du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ, H4Z 1G3
Attention: Responsible de l'accПs B l'information
Telephone: (514) 940-2150 or
(800) 361-5072 (in Qu9bec)
Facsimile: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK, S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Facsimile: (306) 787-5899

* For questions about the collection and use of personal information

** in Qu9bec questions about the collection and use of personal information may also be addressed to the Commission d'accПs B l'information du Qu9bec (1-888-528-7741)

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

UNGAVA MINERALS CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DD MM YY):

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DD MM YY): 26 09 01

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GASPARINI

GIVEN NAMES: GLEN

NO.: 900 STREET: KEELE STREET APT:

CITY: TORONTO

PROV: ONTARIO POSTAL CODE: M1S 1A8

BUSINESS TELEPHONE NUMBER: 416 - 653 - 6111 EXT

BUSINESS FAX NUMBER: 416 - 653 - 2594

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☐ BRITISH COLUMBIA ☒ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	0	07	11	03	50	100,000			☐	100,000	1	
									☐			
									☐			
									☐			
									☐			
									☐			
									☐			
									☐			
									☐			

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DATE OF THIS REPORT	DD	MM	YY
GLEN GASPARINI			12	11	03

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario, and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI).*

BOX 1 Name of reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec Securities Act – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:
A designation of class of securities held
D present balance of class of securities held
E nature of ownership (see List of Codes)
F identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections A to F :
A Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
B Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
C Indicate for each transaction:
- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in American dollars, check the space under "$ US"

List of Codes

BOX 5 C Nature of transaction

General	
Aquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pusuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48
Issuer Derivatives	
Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58
Third Party Derivatives	
Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73
Miscellaneous	
Change in nature of ownership	90
Other	97

D Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

E Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

F For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.
If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.
Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.
File one copy of each of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.
Manually sign the report.
Legibly print or type the name of each individual signing the report.
If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.
If the report is signed on behalf of an individual by an agent, there shall be filed with each
jurisdiction in which the report is filed a duly completed power of attorney.
If the report is filled by facsimile in accordance with National instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 4th Avenue S.W.
Calgary, AB, T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC, V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Facsimile: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB, R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Facsmile (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NFLD, A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS, B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON, M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Facsimile: (416) 593-3666

Commission des valeurs mobilieres du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ, H4Z 1G3
Attention: Responsible de l'accΠs B l'information
Telephone: (514) 940-2150 or
(800) 361-5072 (in Qu9bec)
Facsimile: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK, S4P 3V7
*Attention: Director **
Telephone: (306) 787-5645
Facsimile: (306) 787-5899

* For questions about the collection and use of personal information

** in Qu9bec questions about the collection and use of personal information may also be addressed to the Commission d'accΠs B l'information du Qu9bec (1-888-528-7741)

82-4436

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

UNGAVA MINERALS CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED: DD __ MM __ YY __

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 16 MM 06 YY 03

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: HYNES

GIVEN NAMES: DAVID L.

NO.: 53 STREET: PINEHURST CRESCENT APT:

CITY: TORONTO

PROV: ONTARIO POSTAL CODE: M9A 3A4

BUSINESS TELEPHONE NUMBER: 416 - 601 - 9299 EXT

BUSINESS FAX NUMBER: 416 - 601 - 9311

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☐ BRITISH COLUMBIA ☒ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	0	07	11	03	50	100,000			☐	100,000	1	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DAVID L. HYNES SIGNATURE: DATE OF THIS REPORT: DD 12 MM 11 YY 03

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario, and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1 Name of reporting issuer

Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data

Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec Securities Act – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider

Provide your name, address and business telephone number.

BOX 4 Jurisdiction

Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes

Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

A designation of class of securities held

D present balance of class of securities held

E nature of ownership (see List of Codes)

F identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections A to F:

A Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.

B Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.

C Indicate for each transaction:

- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in American dollars, check the space under "$ US"

List of Codes

BOX 5 C Nature of transaction

General	
Aquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pusuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48
Issuer Derivatives	
Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58
Third Party Derivatives	
Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73
Miscellaneous	
Change in nature of ownership	90
Other	97

D Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

E Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

F For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks

Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing

Sign and date the report.

File one copy of each of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filled by facsimile in accordance with National instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 4th Avenue S.W.
Calgary, AB, T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC, V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Facsimile: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB, R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Facsmile (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NFLD, A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS, B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON, M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Facsimile: (416) 593-3666

Commission des valeurs mobilieres du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ, H4Z 1G3
Attention: Responsible de l'accПs B l'information
Telephone: (514) 940-2150 or
(800) 361-5072 (in Qu9bec)
Facsimile: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK, S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Facsimile: (306) 787-5899

* For questions about the collection and use of personal information

** in Qu9bec questions about the collection and use of personal information may also be addressed to the Commission d'accПs B l'information du Qu9bec (1-888-528-7741)